FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes               No  X
                                -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

Announcements on (i) resolutions passed at the tenth meeting of the fourth session of the board of directors, (ii) resolutions passed at the sixth meeting of the fourth session of the supervisory committee, and (iii) results for the year 2004, by Huaneng Power International, Inc. in English on March 15, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                            ----------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     March 15, 2005

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)


                       OVERSEAS REGULATORY ANNOUNCEMENT
                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                    THE TENTH MEETING OF THE FOURTH SESSION
                           OF THE BOARD OF DIRECTORS


This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 15th March 2005, the Board of Directors ("the Board") of the Company convened the tenth meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Fifteen Directors were eligible to attend the meeting. The attendants of the meeting included 15 Directors, either in person or by proxy (Mr. Xu Zujia and Mr. Gao Zongze, being engaged by other matters, were absent from the meeting and both of them had appointed Mr. Li Xiaopeng as their proxy for voting), the Secretary of the Board, the Supervisors and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and approved at the meeting:-

1.    The working report from the Board of Directors of the Company for year
      2004.

2.    The working report from the President of the Company for year 2004.

3.    The audited financial statements of the Company for year 2004.

4.    The profit distribution plan of the Company for year 2004.

      Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit for the year ended 31st December 2004 under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,389,057,047, Rmb5,323,875,726 and Rmb5,740,320,198 respectively. 10% and 7.5% of the net profit for year 2004 of the Company under the PRC GAAP (Rmb5,389,057,047) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb943,084,984. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders for 2004 was RMB4,380,790,742.

      The Company's proposed dividend distribution plan for the year of 2004 was a cash dividend of RMB0.25 (tax inclusive) for every share of the Company. It was estimated that the total amount of cash to be paid as dividend was Rmb3,013,845,860.

5.    The Company's 2004 annual report and its extract.

6.    The proposal regarding the re-appointment of the Company's auditors.

      It was resolved to appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2005 with a total remuneration of US$2.01 million.

7. Proposal regarding amendments of the articles of association of the Company

      Details will be available in the website of Shanghai Stock Exchange (www.sse.com.cn).

8.    Proposal regarding change of the Company's senior management

      (1)   the appointment of Mr. Li Shiqi as the Company's Vice President;
            and

      (2) the resignation of Mr. Wu Dawei as the Company's Vice President and the resignation of Mr. Li Shiqi as the Company's Chief Economist.

9.    Proposal regarding the change of the session of board of directors

      (1) the nomination of Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Wang Xiaosong, Mr. Na Xizhi, Mr. Huang Long, Mr. Wu Dawei, Mr. Shan Qunying, Mr. Yang Shengming, Mr. Xu Zujian and Mr. Liu Shuyuan as candidates of the directors of the fifth session of the board of directors of the Company;

            Li Xiaopeng Mr. Li, aged 46, graduated from the North China Institute of Electric Power specializing in power plants and power systems and is a senior engineer. He is Chairman and President of Huaneng International Power Development Corporation ("HIPDC"), as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute.

            Huang Yongda Mr. Huang, aged 48, graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He is the President of the Company and the Vice President of China Huaneng Group. He was the deputy manager of the Pricing Department of the Economic Moderation Office of the Ministry of Energy, manager and deputy head of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, deputy head of the General Office of the Ministry of Power Industry, deputy officer of the Finance and Asset Management Department of State Power Corporation, deputy manager of the Power Department of the State Economic and Trade Commission, president of Jiangxi Province Power Corporation and vice president of HIPDC.

            Wang Xiaosong Mr. Wang, aged 59, graduated from Beijing Institute of Electric Power specializing in thermal power engineering and is a senior engineer. He is Vice President of HIPDC, and Vice President of China Huaneng Group. Beginning from June 1994, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration.

            Na Xizhi Mr. Na, aged 51, graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering and is a senior engineer. He is Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. He has served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department.

            Huang Long Mr. Huang, aged 51, graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control and is a senior engineer. He is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company.

            Wu Dawei Mr. Wu, aged 51, has obtained a Master of Business Administration degree from the Central Europe International Business School and is a senior engineer. He is Deputy Chief Engineer of China Huaneng Group and President of China Huaneng Group East China Branch Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant.

            Shan Qunying Mr. Shan, aged 51, graduated from Beijing Steel Institute specializing in automation and is a senior engineer. He is the Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company.

            Yang Shengming Mr. Yang, aged 61, graduated from Beijing Light Industries Institute and is a senior economist. He is the Vice President of Fujian International Trust and Investment Company Limited, Executive Director of Hong Kong Minxin Group Limited Company, Director of Yongcheng Property Insurance Joint Stock Company and Director of Xiamen International Bank.

            Xu Zujian Mr. Xu, aged 50, graduated from Liaoning Finance Institute majoring in infrastructure finance and is a senior economist. He is Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director.

            Liu Shuyuan Mr. Liu, aged 54, is a senior economist and a postgraduate specializing in economic management. He is the director and is president of Liaoning Energy Investment (Group) Limited Liability Company. He has been the vice president of Liaoning Provincial Trust and Investment Corporation, of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation) and director and president of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation).

      (2) the nomination of Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yushang and Mr. Yu Ning as candidates of independent directors of the fifth session of the board of directors of the Company;

            Biographies of Independent Directors

            Qian Zhongwei Mr. Qian, aged 68, graduated from the electrical engineering department of Qinghua University and is a senior engineer. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Eastern China Power Administration Bureau, and President of Eastern China Power Group Company.

            Xia Donglin Mr. Xia, aged 44, graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics. He is a certified public accountant (non practising member). He is a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, Deputy Secretary of China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University.

            Liu Jipeng Mr. Liu, aged 48, graduated from the Economic Department of the Graduate School of China Academy of Social Science with a master's degree in economics. He is titled as professor, senior researcher and senior economist and is a certified public accountant. He is the chairman of Beijing Standard Consulting Company, professor and head of corporate research institute of Capital Economic and Trade University. He is also a professor of the Graduate School of China Academy of Social Science, mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance, senior consultant of China Power Enterprises Union, China Securities Market Research and Design Centre and consultant of State Power Corporation.

            Wu Yusheng (Mr), aged 49, graduated from Postgraduate School of China Electric Power Research Institute specializing in electric power system and automation with a master degree. Mr. Wu is a senior engineer. He is Deputy Chief Engineer of State Grid Corporation of China and President of China Electric Power Research Institute. Mr. Wu served as Deputy Director and senior engineer of Electric Grid Department of China Electric Power Research Institute and Deputy Chief Engineer and Deputy Dean of China Electric Power Research Institute.

            Yu Ning (Mr), aged 51, graduated from Peking University specializing in economic law with a master degree. He is the Deputy President of All China Lawyers Association, part-time Professor at Peking University, mentor of master postgraduates at Tsinghua University Law School, practicing lawyer at Beijing Times Law Firm (currently under the name "Beijing Times Highland Law Firm"). Mr. Yu served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission.

            The Company's Board of Directors were satisfied with the performance of Mr. Ye Daji (Vice Chairman), Mr. Huang Jinkai (Directors), Mr. Liu Jinlong (Directors), Mr. Gao Zongze (Directors) and Mr. Zheng Jianchao (Directors), and highly appreciated and express heartfelt gratitudes to their contribution to the development of the Company.

10. Proposal regarding entrusting China Huaneng Group to manage Sichuan Huaneng Hydro Power Development Limited Liability Company

      (1) It was resolved to approve the management of Sichuan Huaneng Hydro Power Development Limited (which is 60% owned by the Company) be entrusted to China Huaneng Group and the entrusted management agreement in relation thereto, and that Mr. Huang Long, Company Secretary, be authorised to sign such agreement and any ancillary documents in relation thereto;

      (2) the announcement relating to the entrusted management transaction of Huaneng Power International Inc. was approved and that Mr. Huang Long, Company Secretary, was authorised to amend the announcement and to make timely disclosure in accordance with the practical circumstances.

11. Proposal regarding the convening of the Company's annual general meeting for 2004

      After the convening of the tenth meeting of the fourth session of the Board of Directors and the sixth meeting of the fourth session of the Supervisory Committee, the relevant resolutions should be tabled at general meeting for approval. The Board of Directors has decided to convene the annual general meeting for 2004. For details of the relevant timing, venue, agenda and proposed resolutions of the meeting, please refer to the notice of annual general meeting to be issued by the Company.


                                                           By Order of the Board
                                                                 Li Xiaopeng
                                                                  Chairman


As at the date of this announcement, the Board comprises:


Li Xiaopeng (Non-exective director)        Gao Zongze (Independent director)
Wang Xiaosong(Non-executive director)      Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
15th March 2005

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                    THE SIXTH MEETING OF THE FOURTH SESSION
                         OF THE SUPERVISORY COMMITTEE

This announcement is made by Huaneng Power International Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 14th March 2005, the sixth meeting of the Fourth Session of the Supervisory Committee of the Company was convened at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Six Supervisors were eligible to attend the meeting. A total of six Supervisors attended the meeting in person. The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Wei Yunpeng, the Chairman of the Supervisory Committee, presided over the meeting. The following resolutions were considered and approved at the meeting:

1.    The working report from the Supervisory Committee for year 2004.

2.    The audited financial statements of the Company for year 2004.

3.    The profit distribution plan of the Company for year 2004.

4.    The Company's annual report for year 2004 and its extract.

5. The proposal regarding the election of supervisors due to change of session

      (1) The nomination of Mr. Ye Daji, Mr. Shen Weibing, Mr. Shen Zongmin and Ms. Yu Ying as candidates of supervisors of the fifth session of the supervisory committee and such nomination be put forward to shareholders' meeting for approval.

            Biographies of candidates of Supervisors:-

            Ye Daji (Mr), aged 59, graduated from Department of Mechanical Engineering Shanghai Jiao Tong University and is a senior engineer. He is Chief Engineer of China Huaneng Group. After joining in the Company, Mr. Ye served as Deputy Manager of Shanghai branch company of Huaneng International Inc., President of Huaneng Shanghai Shidongkou Second Power Plant. Since December 1995, Mr. Ye served as Vice President and President of the Company, Vice President of Huaneng International Power Development Corporation ("HIPDC") and Director of China Huaneng Group. Before joining the Company, Mr. Ye served as Deputy Chief Engineer of Shanghai Shidong Kou Power Plant.

            Shen Weibing (Mr), aged 47, graduated from Material Management Department of Beijing Material Institute with a bachelar of science degree. He is a senior economist. In 2003, he studied at Nanjing University and received a master degree in business administration. He is Deputy Chief Officer of Nantong Investment Management Center. He served as Vice President and President of Nantong Municipal Oil Company, Vice President and Legal Representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer and Chief Officer of Nantong Investment Management Center.

            Shen Zongmin (Mr), aged 50, has a MBA degree. He is Manager of Shantou Electric Power Development Corporation. He was President of Shantou Light Industry Mechanical Group, Deputy Manager, and Manager of Shantou Power Development Corporation and Chairman of Shantou Power Development Joint Stock Company.

            Yu Ying (Ms), aged 50, graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. Ms. Yu is a senior economist. She is President of Dalian Municipal Investment Corporation. Ms. Yu served as Director of Social Affair Department of Dalian Municipal Government and Director of Fixed Assets Investment Department of Dalian Municipal Development and Reform Commission.

      (2) Ms. Zou Cui and Mr. Wang Zhaobin were elected by the staff of the Company as the staff's representative in the supervisory committee.

            Biographies of Staff's Representatives in Supervisory Committee:-

            Zou Cui (Ms), aged 52, graduated from Xian Jiaotong University specializing in computer science and is a senior engineer. She is Manager of Supervision and Auditing Department of the Company. She served as Deputy Director and Director of Personnel Division, Human Resource Department, Director of Human Resource Department of HIPDC, Deputy Manager of Labor Management Department and Deputy Manager of Supervision and Auditing Department of Huaneng Power International Inc.

            Wang Zhaobin (Mr), aged 49, has a university degree and is a specialist in corporate culture. He is Deputy Manager of Corporate Culture Department of the Company. He served as Director of Corporate Culture Division of Human Resources and Labour Department, and Director of Retirement Department of HIPDC, Deputy Secretary of Communist Party Commission, Secretary of Communist Party Disciplinary Inspection Commission and Chairman of labour union of HIPDC, Beijing Branch.

      (3) The Supervisory Committee was satisfied with the performance of Mr. Wei Yunpeng, Mr. Li Yonglin and Mr. Pan Jianmin and Mr. Zhao Xisheng and highly appraised and expressed their heartfelt gratitudes to their contribution to the development of the Company.

The Supervisory Committee was of the view that:

1. In 2004, the operation of the Company was in strict compliance with the Companies Law of the People's Republic of China, the Company's articles of association and other relevant laws and regulations. In performing their duties, the Directors and the senior management of the Company have not contravened any relevant laws and regulations of the People's Republic of China and the Company's articles of association and have not done any act which has caused any damage to the interests of the Company.

2. The connected transactions of the Company were fair and reasonable and under no circumstance, such transactions were detrimental to the interests of the Company and its shareholders.

The above resolutions were considered and approved on 14th March 2005 in Beijing.


                                                   Supervisory Committee of
                                              Huaneng Power International, Inc.


As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-exective director)        Gao Zongze (Independent director)
Wang Xiaosong(Non-executive director)      Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
15th March 2005

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                       Announcement of Results for 2004

-------------------------------------------------------------------------------
Power generation:                                  114.28 billion kWh
Consolidated net operating revenue:                Rmb30.118 billion
Net profit:                                        Rmb5.324 billion
Earnings per share:                                Rmb0.44
Dividends declared:                                Rmb0.25 per share
-------------------------------------------------------------------------------

SUMMARY OF OPERATING RESULTS

The Board of Directors of Huaneng Power International, Inc. (the "Company") is pleased to announce the audited operating results of the Company and its subsidiaries for the year ended 31st December 2004 (the "Accounting Year" or the "Year").

For the twelve months ended 31st December 2004, the Company recorded net operating revenues of Rmb30.118 billion, representing an increase of 28.78% over 2003 and a net profit of Rmb5.324 billion, representing a decrease of 1.96% over 2003. Basic earnings per share was Rmb0.44. In view of the difficult situations of the coal supply market in 2004, the Board of Directors was satisfied with the operating results of the Year.

The Company's Board of Directors proposed to declare cash dividend of Rmb0.25 for each ordinary share of the Company.

Details of the operating results are set out in the financial information attached.

BUSINESS REVIEW OF YEAR 2004

In 2004, China's economy continued to grow steadily with a relatively fast pace and there was a strong demand for electricity, thereby bringing about good opportunities for the development of the Company. However, at the same time, continued coal shortage, declining coal quality and rise of coal price posed the greatest operating difficulties for the Company since its establishment ten years ago. During the year, the Company continued to strengthen its management, open up markets, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimising shareholders' interests. The management and all staff of the Company were committed and united as ever and strived to do their utmost, hereby having effectively overcome the challenges and achieved a stable operating result during the year.

1.    STEADY GROWTH OF OPERATING RESULTS

      For the twelve months ended 31st December 2004, the Company recorded net operating revenues of Rmb30.118 billion and a net profit of Rmb5.324 billion, representing an increase of 28.78% and a decrease of 1.96% respectively, as compared to the same period of 2003. Earnings per share was Rmb0.44.

      The decrease of net profit in 2004 was mainly due to the substantial increase of the operating cost of the Company and it subsidiaries in 2004. Notwithstanding the substantial increase of the net operating revenue brought about by the increase of the power generation and the rise of tariff, as well as the contribution of the previously acquired power plants (including Xindian Power Plant and Yueshe Power Plant which were acquired in October 2003 and the five power plants, namely, Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant, Luohuang Power Plant and Hanfeng Power Plant which were acquired in July 2004), the operating cost still could not be offset the impact due to the increase of fuel cost, thus still affecting the Company's profit. Therefore, the consolidated net profit of the Company and its subsidiaries has decreased slightly, compared with approximately Rmb5.430 billion in 2003.

2.    SAFE AND STABLE POWER GENERATION

      In 2004, the operating power plants of the Company and its subsidiaries achieved power generation totalling 114.28 billion kWh on a consolidated basis, representing an increase of 25.7% over the same period of the previous year.

      The general growth in power generation of the power plants owned by the Company was benefited from the strong increase in power demand nationwide driven by a rapid growth of the national economy. On the other hand, the significant increase in power generation was attributable to the whole-year power generation contribution from the two generation units at Jining Power Plant which commenced operation in 2003 and the power generation contribution from the new generation units at Yushe Power Plant Phase II and Qinbei Power Plant at the end of 2004, together with the contribution of the half-year power generation from the newly acquired Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant and Luohuang Power Plant, thus significantly increasing the power generation capacity of the Company. At the same time, the sound and stable operation of the equipment of the power plants owned by the Company and its subsidiaries and the scientific and rationalized scheduling of the planned maintenance of the generating units also created favourable conditions for the increased power generation of the Company.

      In 2004, the average availability factor of the power plants of the Company and its subsidiaries was 93.84%, with an average capacity factor of 72.92% while weighted average coal consumption rates for power sold and power generated were 337.49 gram/kWh and 319.27 gram/kWh respectively. The weighted average house consumption rate was 5.64%. The Company's technical and economic indices remained at the forefront among all other power companies in the PRC.

      In 2004, the Company has reinforced its safety responsibilities system since the safety of the Company's production has encountered challenges resulting from the long time heavy loading of its production facilities. The Company has strengthened its management so as to implement such measures. During the Year, no causality or damages to the production facilities has been caused by operation. Further, there was no material facilities defaults, fire and transportation accidents. The target of safety was achieved and the foundation of production safety was strengthened.

3.    NEW CHALLENGES OF COST CONTROL

      During 2004, the nationwide short supply of coal, rising coal prices and declining coal quality caused great impact on the production and operation of the Company. Although there is a relatively significant increase in power generation when compared to the same period in 2003 and we have adopted various measure to control costs, the Company still could not offset the increase in power generation costs caused by escalating coal prices. Unit fuel cost of the Company increased 32.97% when compared to the same period of the previous year.

      In view of the unfavourable conditions brought by the coal market to power generating enterprises, in 2004 the Company formulated the following measures to ensure long-term stable and effective supply of coal, including relying on the temporary inference measures as a result of the new governmental policy on coal supply, allying with other market practitioners to stabilize the market, exploring low cost resources and transportation capacities by strengthening the co-operation with large-scale coal and transportation enterprises, enhancing fuel management so as to materialise the project contracts; ensuring full loading of the power generation so as to reduce the increase of the fuel cost. The Company has also proactively formulated a new fuel management model of centralizing coal purchase, reallocation and settlement by entering into three to five-year mid and long term coal supply agreements with several large-scale national and local coal enterprises, such as Shenhua. The main channel of coal supply was developed primarily, which has laid a solid foundation for stable fuel supply. While endeavouring to control fuel costs, the Company also adopted cost control measures including management of centralised payment of funds, strengthening the internal management of the Company and strictly controlling various expenses.

4.    BREAKTHROUGHS IN ASSET OPERATION

     (1) In 2004, the Company acquired the following power assets for Rmb4.575 billion: (i) 90% interest in Jinggangshan Huaneng Power Limited Liability Company and 40% interest in Hebei Hanfeng Power Limited Liability Company owned by Huaneng Group; (ii) all the assets and liabilities of Yingkou Power Plant, 60% interest in Huaneng Chongqing Luohuang Power Limited Liability Company and 55% interest in Huaneng Hunan Yueyang Power Limited Liability Company owned by Huaneng International Power Development Corporation ("HIPDC"); (iii) 10% interest in Jinggangshan Power Plant owned by Jiangxi Investment Company.

          The acquisitions took effect on 1st July 2004. The increased generation capacity on an equity basis is 3,096MW and the increased installed capacity under construction on an equity basis is 1,050MW, thereby ensuring the growth of the power generation installed capacity of the Company in the next few years and making contribution to continued growth of profitability of the Company in the future.

     (2) The Company acquired the following owned by Huaneng Group for Rmb2.025 billion: (i) 60% interest in Sichuan Huaneng Hydro Power Development Limited Liability Company ("Sichuan Hydro Power"); and
          (ii) 65% interest in Gansu Huaneng Pingliang Power Limited Liability Company ("Pingliang Power"). The acquisitions were effective in January 2005, thereby increasing the power generation installed capacity of the Company on an equity basis by 1,146MW and increasing the installed capacity under construction of the Company on an equity basis by 389MW.

          These acquisitions are a new step forward of the Company after implementation of the development strategy of "emphasizing both thermal power and other viable energies" and a continuation of upholding the development strategy of "emphasizing both development and acquisition". Owing to the current strong growth of electricity in the PRC and shortage of coal, both the acquisition of hydropower assets for improving the energy structure of power generation and the acquisition of mine-month power plant (that is Pingliang Power Plant) for lowering fuel costs are instrumental in enhancing profitability of the Company and effectively controlling fuel costs.

5.    ACHIEVEMENTS IN PROJECT CONSTRUCTION

     (1) Owing to the Company's careful organisation and various parties' efforts, generating units 3 and 4 (2 X 300 MW) of Yushe Power Plant commenced commercial operation in October and November 2004 respectively whereas generating units 1 and 2 (2 X 600 MW) of Qinbei Power Plant also commenced commercial operation in November and December respectively. Moreover, generating units 3 and 4 of Huaiyin Power Plant Phase II project commenced commercial operation in January and March 2005 respectively. The commencement of operation of the new generating units made contribution to the growth in power generation of the Company.

     (2) Construction works of the project of one 330MW generating unit at Huaiyin Power Plant Phase II, one 600MW generating unit at Shantou Power Plant Phase II, two 300MW generating units at Yueyang Power Plant Phase II, two 600MW generating units at Taicang Phase II, two 600MW generating units at Luohuang Phase III and two 1,000MW generating units at Yuhuan Phase I has been carried out smoothly, with works quality and investment costs under effective control and works being carried out on schedule.

PROSPECTS FOR 2005

Year 2005 is a year full of challenges and opportunities. The Company has been provided with more market space for its steady growth in power generation as a result of continued growth in power demand which was given rise to the continued rapid development of the national economy. The generating units acquired last year and the new generating units which were put into commercial operation last year will make significant contribution to power generation and profit of the Company. The implementation of the State's coal-electricity price linkage mechanism will be conducive to raise the Company's tariff. Macro-economic control and clearance of illegal construction projects will enhance a national development of the power industry and provide the Company with an opportunity for orderly development. The in-depth reforms of the power industry will be instrumental in establishing an open, fair and equitable power market which may also bring about development opportunities for the Company.

At the same time, the Company also faces a number of challenges. Major challenge encountered by the Company is cost control, particularly regarding unit fuel costs. In 2005, coal will continue to be in short supply. One of our major tasks is to ensure a long-term, stable and effective supply of coal and to control unit fuel costs.

In addition, other challenges encountered by us are how to ensure high quality, speedy completion and low costs during the course of power construction, and how to further enhance the management level of the Company and maintain the competitiveness of the Company.

In respect of power production, the continued growth in power demand has caused long-time heary loading to the generating units. It is also a challenge for us to ensure a sound operation of our generating units and facilities, to achieve safe, steady and full-load power generation so as to assure safe power supply.

As China's power market continues to evolve, it is only natural that the Company will encounter competition and challenges. We are confident that we can seize the opportunities and encounter the challenges. Our advantages include: advanced and highly efficient power generation equipment and technology; a regulated corporate governance structure with an experienced management team and outstanding staff; abundant capital and solid reputation; economies of scale and geographical advantages on the distribution of our power plants; and strong support from our parent company. Given these advantages, the Company will further develop amid competition, capture more market share and seize more opportunities in asset acquisition as a result of the power industry's restructuring and from its parent company. The Company has full confidence to maintain its leadership position among independent power producers in China.

The Company will focus on the following work objectives in 2005:

(1) To enhance production safety and to ensure stable and safe power generation;

(2) To strengthen coal purchase management and ensure a safe, stable and effective supply of coal;

(3) To strengthen marketing and cost controls so as to increase income and decrease expenses, thus enhancing economic returns;

(4) To strengthen management of projects under construction so as to achieve high quality, speedy completion, low costs and timely commencement of production;

(5) To enhance strategic planning and the preliminary stage of work of new projects to ensure a long-term, stable and healthy development of the Company.

The Company will continue to pursue a maximization of shareholders' interests as its operating objectives and goals. Given the continued economic growth in China, good opportunities provided by the power system reforms and strong support from the government at all levels and from the parent company, and especially the support and trust from investors and shareholders, the Company will definitely be able to continue its healthy and steady growth under an efficient and experienced management team, thereby bringing long-term, stable and increasing in the returns to its shareholders.

Operating and financial reviews and prospect

Summary

Our core business is to invest, construct and operate power plants and provide sustainable and stable electricity supply to users through local grid companies.

Huaneng Power International, Inc. is one of the largest independent power generation enterprises in China. As at 31st December, 2004, the Company wholly owned 16 operating coal-fired power plants, had controlling interests in 7 operating coal-fired power companies and minority interests in 4 power companies. These power plants and power companies are widely located covering the Northeast grid (Liaoning), the Northern China grid (Hebei, Shanxi and Shandong), the Central China grid (Henan, Hunan and Chongqing), the Eastern China grid (Shanghai, Jiangsu, Zhejiang and Fujian) and the Southern China grid (Guangdong).

In January, 2005, the Company obtained a controlling interest in a hydro power generation company covered by the Sichuan grid located in Southwest China (60% equity interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. (the "Sichuan Hydropower")) and one coal-fired power company covered by the Northwest grid (65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company")) located in Northwest China through acquisitions.

A.    Operating results

1. In 2004, the Company has achieved expected operating results and the board of directors was satisfied with such operating results.

     Comparing 2004 against prior year, the increase in average power generation hours, the overall expansion of the Company and its subsidiaries and the stable increase in average tariff rates contributed to the significant increase in output and revenue. However, the high level of coal prices, which in turn led to the increase in unit fuel costs, has offset the increase in revenue and the decrease in other costs.

     Overcoming difficulties, Seizing opportunities and Achieving good operating results

     In 2004, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the production and consumption of electricity exceeded that of the GDP in the PRC. All of these events provided favourable external factors for the Company and its subsidiaries to generate more power.

     Because of the rapid development of the national economy and the strong demand for electricity, there was a shortage in coal supply and in railway, marine and river transportation. These have led to an insufficient coal storage, an increase in coal price and a lowering of the quality of coal acquired, which in turn created a tremendous challenge for the Company and its subsidiaries to ensure an adequate coal supply for the stable generation of electricity and to maintian cost control and achieve, targeted profit.

     All of our staff worked hard to strengthen our management over coal supply. Through various means, we were able to secure an adequate supply of coal to avoid a shut down of any of our plants due to a shortage of coal. Taking advantage of our advanced technological facilities, we increased our output, maintained our market share and created marginal profit that partially offset the increase in coal cost.

     For the year ended 31st December, 2004, the total power generation of our operating power plants has increased by 23.37 billion kWh or 25.7% from
     90.91 billion kWh in the prior year to 114.28 billion kWh, of which 10.58 billion kWh was attributable to newly acquired power plants, 1.41 billion kWh was attributable to new generators that were put into commercial operation this year and 11.38 billion kWh was attributable to increased utilization rate.

     The increase in utilization rate is due primarily to the following factors:

     1) The rapid-growth of the national economy in 2004, which resulted in a significant increase in the demand for electricity and caused, in general, a proportionate increase in the generation of our power plants;

     2) Arrangement of the overhaul programmes. The power plants planned their overhaul programmes, to the extent possible, around the off-peak period and without compromising on the quality of performance, reduced the duration period of the overhaul programme to increase the utilization rate on the generators; and

     3) Technological improvements in our skill sets and facilities have ensured an increase in our generation.

     Strive hard and exceeded planned construction projects

     In 2004, the Company focused on large-scale construction projects and its mission was to ensure commencement of commercial operations of many new generators. The Company strengthened its construction management through improving the coordination of equipment delivery, design, construction work and generator inspection. Through the hard work of all staff and the cooperation of other participating parties, the Company has met its two targets of starting in both the Yushe Phase II and the Qinbei power plants, achieving an additional production capacity of 1.8 million kW which surpassed the annual plan of achieving an additional production capacity of 1.2 million kW. Currently, all the Company's projects are proceeding smoothly. There are 8 projects underway with an expected production capacity of up to 8.06 million kW. The progress, quality and investments of all these projects were well managed.

     Breakthrough in acquisitions

     In July, 2004, the Company acquired all the assets and liabilities of the Yingkou Power Plant (in Liaoning Province) and the Jinggangshan Power Plant (in Jiangxi Province), 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company ("Yueyang Power Company" in Hunan Province), 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company ("Luohuang Power Company" in Chongqing) and 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company (the "Hanfeng Power Company in Hebei Province) and paid a total consideration of Rmb4.575 billion. These acquisitions were in line with our market development strategy to consolidate our positions in the coastal regions and to expand into central China.

     Prospects for 2005 - the Company and its subsidiaries' missions of achieving better results and maintaining strong development will face difficulties. There will be both opportunities and challenges.

     Electricity demand in the PRC power market is expected to grow throughout 2005 providing more market capacity for the stable power generation of the Company and its subsidiaries. The acquired power plants and newly operation and generators in 2004 will provide a positive contribution. However, the large-scale increase in power generation construction and operation in the PRC during the last two years presents certain difficulties to the Company and its subsidiaries in achieving a higher growth rate in power generation.

     The issuance of the national "coal-electricity price linkage mechanism policy" will be an advantage in increasing tariff rates. However, the close relationship between supply and demand of coal and the possibility that coal prices will remain at high level will create challenges for the coal supply and cost control requirements of the Company and its subsidiaries in 2005.

     The continuous growth of the Chinese national economy and increasing living standards will provide significant opportunity for the expansion of PRC power market. Macroeconomic control and restraints on illegal construction projects will promote the positive development of the power industry providing opportunities for the Company and its subsidiaries to develop in an orderly manner. All of these favourable external factors will assist the Company and its subsidiaries in developing new projects and enlarging the scales of their operations. However, large scale power construction projects will also bring management and financing challenges to the Company.

     We are confident in seizing opportunities and face the challenges. In terms of cost control, the Company and its subsidiaries will seek to achieve a stable long-term coal supply and to effectively control the level of increase in unit fuel costs. In terms of power construction, the Company and its subsidiaries will increase the pace of lower-costs power generation construction projects while maintaining high quality. In terms of power generation, the Company and its subsidiaries will ensure more power generated in a safe and stable manner. In order to minimize fuel and geographical risks, the Company and its subsidiaries will adjust the structure of power generation location and the energy resources structures through construction and acquisitions. The Company and its subsidiaries will also aim for greater competitive advantage through the use of advanced, efficient and environmentally friendly power generation facilities and technologies, proper corporate governance, experienced management and high quality staff, sufficient funding and strong reputation. The Company and its subsidiaries are confident of maintaining their leading status as an independent power generation enterprise in the PRC.

2.    Comparative analysis of operating results

2.1   Net operating revenue

Average tariff rate and net operating revenue

                                                              Average tariff rate                        Net operating
                                                               (inclusive of VAT)                              revenue
                                                                        (Rmb/MWh)                        (Rmb million)
Operating power plants                              2004        2003     Variance        2004         2003    Variance

Dalian                                            283.62      272.69        4.01%       2,225        1,900      17.11%
Fuzhou                                            365.00      331.82       10.00%       3,047        2,390      27.49%
Nantong                                           325.18      312.52        4.05%       2,507        2,147      16.77%
Shang'an                                          303.25      307.94       -1.52%       2,107        2,008       4.93%
Shantou Oil-Fired                                 604.08      672.14      -10.13%         155          178     -12.92%
Shantou                                           446.86      435.17        2.69%       1,631        1,522       7.16%
Dandong                                           289.05      276.95        4.37%       1,117          927      20.50%
Shidongkou II                                     342.56      332.85        2.92%       2,367        2,250       5.20%
Nanjing                                           321.67      307.31        4.67%       1,146        1,027      11.59%
Dezhou                                            332.58      333.34       -0.23%       3,519        3,206       9.76%
Weihai                                            394.06      386.50        1.96%       1,494        1,340      11.49%
Jining                                            299.89      274.66        9.19%         648          453      43.05%
Shidongkou I                                      285.43      256.64       11.22%       1,907        1,623      17.50%
Taicang                                           341.10      312.80        9.05%       1,256        1,105      13.67%
Changxing                                         351.94      320.57        9.79%         565          454      24.45%
Huaiyin                                           330.88      317.21        4.31%         772          652      18.40%
Xindian1                                          320.83      342.41       -6.30%         609          150     306.00%
Yushe1                                            282.10      200.63       40.61%         444           57     678.95%
Yingkou2                                          315.48         N/A          N/A         584          N/A         N/A
Jinggangshan2                                     325.67         N/A          N/A         531          N/A         N/A
Luohuang2                                         286.74         N/A          N/A         871          N/A         N/A
Yueyang2                                          316.52         N/A          N/A         588          N/A         N/A
Qinbei3                                           273.11         N/A          N/A          29          N/A         N/A
Total                                             327.88      318.68        2.89%      30,118       23,388      28.78%

Note1: Since November, 2003, we held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

Note2: Since July, 2004, we held a more than 50% equity interest in the Yingkou Power Plant, the Jinggangshan Power Plant, the Luohuang Power Company and the Yueyang Power Company.

Note3: The two generators of the Qinbei Power Company commenced production in November and December 2004 respectively.

The average tariff rate of the Company and its subsidiaries increased by approximately 2.89% from Rmb318.68 per MWh in 2003 to Rmb327.88 per MWh. The major reason was the implementation of an adjustment on the tariff for electricity sold and the related operating hours of the power plants in accordance with instructions from National Development and Reform Commission ("NDRC").

Net operating revenue represents operating revenue net of value-added tax and amounts received in advance. For the year ended 31st December, 2004, the consolidated net operating revenue of the Company and its subsidiaries amounted to Rmb30.118 billion, representing an increase of approximately 28.78% over the Rmb23.388 billion in the prior year. The increase of the net operating revenue is mainly due to the increase of generation capacity, operating hours of the power plants and the average tariff rates. The increase of generation capacity was mainly attributable to the acquired power plants in the current year which contributed approximately Rmb2.573 billion net operating revenue to the Company and its subsidiaries. Excluding the impact of acquisitions, the increase of the utilization rate and average tariff rates contributed approximately Rmb3.392 billion and Rmb765 million net operating revenue to the Company and its subsidiaries in the current year respectively.

2.2   Operating expenses

      The total operating expenses of the Company and its subsidiaries increased by 42.20% from approximately Rmb16.315 billion in 2003 to approximately Rmb23.2 billion in 2004. Such an increase was attributable to the expansion of the scale of operations and the increase in fuel costs. The power plants acquired in 2004 accounted for Rmb2.074 billion of the operating expenses. Excluding the impact from the power plants acquired in 2004, the increase in operating expenses amounted to approximately Rmb4.811 billion.

      The growth of operating expenses outweighed both the growth of power generation and net operating revenue. The significant increase in fuel costs is deemed to be the primary reason for such increase. The economies of scale as a result of enhancing utilization rates brought about a slower increase in fixed costs (such as depreciation) when compared with that of power generation, however, could not fully offset the impact of higher rate of increase in fuel costs. Hence, the growth of operating expenses of the Company and its subsidiaries than that of power generation. As net operating revenue is determined by power generation and tariff rates and given the limited increase in average tariff rate, the growth of operating expenses was also higher than that of net operating revenue.

2.2.1 Fuel

      Fuel costs represented the major operating expenses of the Company and its subsidiaries, which has increased by approximately 67% from prior year. The increase in coal consumption as a result of increasing power generation of the Company and its subsidiaries and the increase in fuel price primarily contributed to an increase in fuel cost. There was an increase of approximately 32.97% of unit fuel cost from prior year in 2004.

2.2.2 Maintenance

      The maintenance expense of the Company and its subsidiaries amounted to approximately RMB808 million in 2004, representing a decrease of approximately 12.36% from approximately RMB922 million in the prior year. The decrease in the maintenance expense was mainly due to two factors: 1) enhanced utilization rate of equipment and minimized duration of maintenance projects through the careful scheduling of maintenance programmes; and 2) the improvement of the operating condition of the equipment as a result of continuous technological improvement.

2.2.3 Depreciation and amortization

      Depreciation and amortization expenses of the Company and its subsidiaries have increased by approximately 14.32% from prior year. Newly acquired power plant in 2004 contributed to an increase of approximately 12.34%.

2.2.4 Labour

      Labour costs of the Company and its subsidiaries amounted to approximately Rmb1.877 billion in 2004, representing an increase of approximately 30.4% from approximately Rmb1.440 billion in 2003. The labour cost of the original power plants increased to approximately Rmb1.744 billion, representing an increase of approximately 21.14% compared to prior year, among which, the full year impact from the Xindian Power Plant and the Yushe Power Company acquired in October, 2003 contributed approximately Rmb112 million. The newly acquired Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company contributed additional labour costs of approximately Rmb133 million in 2004.

2.2.5 Service fees to HIPDC

      The service fees paid to HIDPC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

      The service fee paid to HIPDC amounted to approximately Rmb134 million in 2004, representing a decrease of 37.78% compared to approximately Rmb215 million in 2003. The decrease of service fee rate upon the conclusion of a supplementary agreement with HIPDC represented the primary reason for this decrease.

2.2.6 Enterprise income tax ("EIT")

      Pursuant to the relevant tax regulations, the Company is treated as a Sino-foreign equity joint venture that enjoys a preferential income tax treatment. This allows the power plants of the Company to be exempted from EIT for two years starting from the first profit-making year after covering the accumulated deficits. This is followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the wholly-owned power plants pay their respective EIT to local tax authorities, even though they are not separate legal entities. The consolidated EIT of the Company and its subsidiaries amounted to approximately Rmb1.014 billion in 2004 which represented a decrease of approximately 11.76% from approximately Rmb1.149 billion in prior year. The main reason for such a decrease was the decreased net profit and the increasing ratio of the profit from the power plants with lower applicable tax rates. This contributed to the effective tax rate decreasing from approximately 16.99% in 2003 to approximately 15.38% in 2004.

2.2.7 Other operating expenses

      Other operating expenses of the Company and its subsidiaries amounted to approximately Rmb606 million in 2004, representing an increase of approximately 2.23% from approximately Rmb597 million in 2003. The major reason for this increase was the full year impact from the Xindian Power Plant, the Yushe Power Company and Qinbei Power Company acquired in October, 2003 and the six-month contribution from the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in July, 2004. The other operating expenses of the original power plants accounted for approximately Rmb542 million, representing a decrease of approximately 9.2% from approximately Rmb597 million in prior year.

2.2.8 Net profit before financial expenses

      The increasing fuel costs contributed to a decrease of net profit before financial expenses of approximately 2.19% from approximately Rmb7.073 billion in 2003 to approximately Rmb6.918 billion in 2004.

2.2.9 Financial expenses

      The net financial expenses of the Company and its subsidiaries totalled approximately Rmb740 million for the year 2004 which represented an increase of approximately 35.92% from approximately Rmb544 million. The original power plants accounted for approximately Rmb554 million, representing an increase of approximately 1.8% from the prior year. The financial expenses of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in 2004 accounted for approximately Rmb186 million.

2.3   Net profit

      The 2004 consolidated net profit of the Company and its subsidiaries was RMB5.324 billion in 2004, which represented a decrease of approximately 1.96% from approximately RMB5.430 billion in the prior year. This decrease was primarily due to the increased operating expenses of the Company and its subsidiaries in 2004. A significant increase power output, the average tariff rates and the respective full year and half year profit impacts from the acquisition of the Xindian Power Plant and the Yushe Power Company in October, 2003 and the acquisition of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Plant, the Luohuang Power Company and the Hanfeng Power Company in July, 2004 have brought about increases in the net operating revenue and net profit respectively. However, all the factors described above could not fully offset the increased operating expenses caused by the increase in fuel costs. Hence, the consolidated net profit of the Company and its subsidiaries has decreased slightly when compared with the prior year. The consolidated net profit of the Company and its subsidiaries, excluding the impact of newly acquired plants in the current year was approximately RMB4,927 billion in current year, which represented a decrease of 9.28% compared to RMB5.430 billion in 2003.

2.4   Comparison of financial positions

      As at 31st December, 2004, total assets of the Company and its subsidiaries amounted to approximately Rmb72.78 billion, which represented an increase of approximately 35.76% from approximately Rmb53.61 billion in the prior year. Non-current assets increased by approximately 39.33% to approximately Rmb63.126 billion while current assets increased by approximately 16.26% to approximately Rmb9.654 billion. Acquisitions and capital expenditure on construction projects primarily accounted for these increases with the total assets being obtained through acquisitions in the current year amounting to approximately Rmb13.251 billion, including non-current assets of approximately Rmb10.735 billion as at 31st December, 2004.

      Total capital expenditure (primarily spending on construction projects), amounted to approximately Rmb10.036 billion, with its main source of financing being from bank borrowings.

      In accordance with the schedule of development plans, the capital expenditure of the Company and its subsidiaries will remain at a high level in 2005 and the Company expects there will be continued increases in both total assets and liabilities. Other-so far unplaned acquisitions will also have a certain impact on the financial position of the Company and its subsidiaries.

      As at 31st December, 2004, total liabilities of the Company and its subsidiaries amounted to approximately Rmb33.248 billion, representing an increase of approximately 79.73% from approximately Rmb18.499 billion in the prior year. Non-current liabilities were increased by approximately 78.41% to approximately Rmb16.515 billion while current liabilities increased by approximately 81.05% to approximately Rmb16.733 billion. The increase in liabilities is mainly caused by the increase in bank borrowings as a result of acquisitions and capital expenditure on construction projects.

Primary financial ratios
The Company and its subsidiaries

                                                              2004         2003
Current ratio                                                 0.58         0.90
Quick ratio                                                   0.49         0.81
Ratio of liabilities and owner's equity                       0.92         0.54
Multiples of interest earned                                  7.29        12.03

Calculation formula of the financial ratios:

Current Ratio                    =    balance of current assets at the end of
                                      the year / balance of current
                                      liabilities at the end of the year

Quick Ratio                      =    (balance of current assets at the end of
                                      the year-net amount of inventories at
                                      the end of the year) / balance of
                                      current liabilities at the end of the
                                      year

Ratio of liabilities and
owner's equity                   =    balance of liabilities at the end of the
                                      year / balance of owners' equity at the
                                      end of the year

Multiples of interest earned     =    (profit before tax + interest expense) /
                                      interest expenditure (including
                                      capitalized interest)

The current ratio and quick ratio of the Company and its subsidiaries decreased significantly compared to the prior year, which was mainly due to increased capital expenditure and the cash consideration paid during acquisitions. These factors contributed to a significant increase in short-term borrowings as at the year end.

Similarly the significant increases in short-term and long-term borrowings, arising from the reasons discussed above, contributed to the significant increase in the ratio liabilities and owner's equity.

The multiples of interest earned of the Company and its subsidiaries decreased from that of the prior year mainly due to the increasing interest expenses (including capitalized interest) incurred on increased loans borrowed to finance construction.

During 2004, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditure was met by short-term borrowings. Consequently, as at 31st December, 2004, the Company and its subsidiaries had a negative working capital balance of approximately Rmb7 billion. Based on the successful financing history of the Company and its subsidiaries, the significant amount of undrawn banking facilities (See Note B 2.2) available to the Company and the stable operating results, the Company and its subsidiaries believe that they are able to meet their liabilities as and when they fall due and meet the capital required for operations. In addition, the Company and its subsidiaries also use low-interest short-term borrowings replacing the high-interest long-term borrowings in order to minimize the interest burden.

B. Liquidity and cash resources

1.    Liquidity

                                                                                 2004             2003        Variance
                                                                          Rmb billion      Rmb billion               %

Net cash provided by operating activities                                       8.163            9.533         (14.37)
Net cash used in investing activities                                        (13.650)          (5.225)          161.24
Net cash provided by / (used in) financing activities                           3.654          (3.182)          214.83
Net (decrease) / increase in cash and cash equivalents                        (1.833)            1.126          262.79
Cash and cash equivalents, beginning of year                                    4.129            3.003            37.5
Cash and cash equivalents, end of year                                          2.296            4.129         (44.39)

Net cash provided by operating activities is the main source of cash for the Company and its subsidiaries. The net cash provided by operating activities amounted to Rmb8.163 billion which was lower than that of the prior year. The significant increase in fuel costs primarily contributed to the fact that cash paid for goods and services outweighed that received from sales of goods or rendering of services.

The Company and its subsidiaries expect that the operating activities will continue to provide sufficient and sustained cash flows in the future.

Net cash used in investing activities mainly consisted of capital expenditure for the purchase of property, plant and equipment and cash paid for acquisitions of power plants.

The cash flows in financing activities consist of repayments of loans, dividend payments and financing for new projects.

In 2003, the Company repaid loans of approximately Rmb3.198 billion, paid dividends of approximately Rmb2.197 billion and took out new loans of approximately Rmb2.135 billion.

In 2004, the Company repaid loans of approximately Rmb8.317 billion, paid dividends of approximately Rmb3.173 billion and took out new loans of approximately Rmb14.468 billion.

In 2005, the Company and its subsidiaries will enter into a comparatively concentrated period of capital expenditure for construction projects. In order to minimize the cost of capital, the newly developed projects will be financed by borrowings. The Company and its subsidiaries are confident in managing the scale of liabilities and financial risks.

As at 31st December, 2004, the interest-bearing liabilities of the Company and its subsidiaries totalled approximately Rmb25.6 billion, including both long-term borrowings (inclusive of current portion) and short-term borrowings. Within which, approximately Rmb7.6 billion was from foreign borrowings.

2.    Capital expenditure and cash resources

2.1   Capital expenditure

2.1.1 Capital expenditure on acquisitions

      Cash payments for acquisitions during 2004 amounted to approximately Rmb4.575 billion when the Company acquired all of the assets and liabilities of the Yingkou Power Plant and the Jinggangshan Power Plant, a 55% equity interest in the Yueyang Power Company, a 60% equity interest in the Luohuang Power Company and a 40% equity interest in the Hanfeng Power Company.

      Cash payments for acquisitions during 2003 amounted to Rmb2.94 billion.

      In January, 2005, the Company paid a cash consideration of Rmb2.025 billion in acquiring a 65% equity interest in the Pingliang Power Company and a 60% equity interest in Sichuan Hydropower. These power plants are located in Gansu Sichuan Provinces in western China respectively. The acquisition enabled the Company to enter a fast growing power market in western China, achieving the marketing development strategy of "consolidating our positions in the coastal regions, to expand into central China and to enter into western China". This is also one of the milestones of the Company in realizing the development strategy of "combination of hydro and coal-fired power", and represents a continuation of the established strategy of a balance between development and acquisitions. While considering scale, geography or energy type, the acquisition undoubtedly enabled the Company to be the largest Asian integrated power generation enterprise. Given strong demand for electricity in the PRC and intense coal supply, improving the energy mix through acquiring a hydropower generation company and lowering fuel costs through acquiring power plants close to coal mines (the Pingliang Power Company) enabled the Company and its subsidiaries to improve profitability and effectively control fuel costs.

      The Company and its subsidiaries will continue to follow the construction and acquisition strategy by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value. Since there are uncertainties associated with acquisition projects, the amount of capital expenditure required is also uncertain. However, the significant cash flows from operating activities and the available undrawn borrowing facilities provide the Company with strong cash support for acquisition projects.

2.1.2 Capital expenditure on construction and renovation

      The capital expenditure for construction and renovation in 2004 amounted to approximately Rmb10.036 billion, including approximately Rmb1.632 billion for the Qinbei Phase I project, approximately Rmb1.219 billion for the Yushe Phase II project, approximately Rmb1.566 billion for the Taicang Phase II project, approximately Rmb1.199 billion for the Yuhuan Phase I project, approximately Rmb228 million for the Shantou Phase II project, approximately Rmb1.216 billion for the Huaiyin Phase II project, approximately Rmb126 million for the Shidongkou II Phase II project, approximately Rmb281 million for the Xindian project, approximately Rmb451 million for the Luohuang Phase III project, approximately Rmb446 million for the Yueyang Phase II project, approximately Rmb2 million for the Jinggangshan project. Others expenditure consists mainly of approximately Rmb24 million of prepaid construction of the Company, approximately Rmb361 million for the settlement of a construction payable in respect of the Dezhou Phase III and the approximately Rmb364 million for the acquisition of property, plant and equipment and routine renovation expenditure.

      Capital expenditure for construction and renovation in 2003 amounted to approximately Rmb3,607 million, including approximately Rmb355 million for the Jining Phase III expansion construction, approximately Rmb439 million for the Yuhuan Phase I project, approximately Rmb215 million for the Shantou phase III project, approximately Rmb497 million for the Huaiyin Phase II project, approximately Rmb240 million for the Qinbei Phase I project, approximately Rmb177 million for the Yushe Phase II project, approximately Rmb80 million for the Xindian expansion construction, approximately Rmb144 million for the renovation of the Shidongkou I Power Plant and approximately Rmb459 million for the renovation of the Taicang Power Plant. Other items mainly consist of the expenditure of approximately Rmb349 million for the settlement of a construction payable in respct of the Dezhou Phase III and the expenditure of approximately Rmb214 million of construction payable for the Nantong Phase II.

      The above capital expenditure items were mainly financed by long-term borrowings and cash from operations.

      The Company and its subsidiaries will continue to incur significant capital expenditure in 2005. The construction projects of the Company in 2005 include two 1,000MW ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase I project, two 300MW coal-fired generator units for the Yueyang Phase II project, two 600MW coal-fired generator units of the Taicang Power Plant Phase II, two 600MW coal-fired generator units for the Luohuang Phase III project and one 600MW coal-fired generator unit for the Shantou Phase II project. Planned construction items mainly include two 1,000 ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase II project; two 600MW coal-fired generator units for the Yingkou Power Plant Phase II project, two 600MW coal-fired generator units for the Qinbei Phase II project, two 600MW coal-fired generator units for the Shang'an Phase III project, three 350MW gas-fueled generator units for the Shanghai Ranji and three 350MW gas-fueled generator units for the Jinling Power Plant. The Company and its subsidiaries will also proactively promote the construction of disulphuric facilities. The Company and its subsidiaries will actively monitor the progress of the above projects based on commercial feasibility principles and engage in new project developments for the long-term. The Company expects to finance such projects through internal funding, available undrawn borrowing facilities and cash flows provided by operating activities.

2.2   Cash resources and anticipated financing cost

      The Company and its subsidiaries expect the cash resources for capital expenditure for construction and acquisitions to be principally generated from internal funds, cash flows from operating activities and future debt and equity financing.

      Through years of successful operations, the market image and "brand" of the Company and its subsidiaries have been continuously enhanced. Standard & Poors upgraded the credit rating on the Company to BBB+, outlook of the rating is stable in February, 2004. Good operating results and good credit status give the Company strong financing capabilities. As at 31st December, 2004, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately Rmb30 billion (including in these undrawn borrowing facilities and medium to long-term loan facilities amounted to Rmb20 billion with the drawdown subject to application and approval procedures). These unsecured borrowing facilities from PRC banks provide the Company and its subsidiaries with a sufficient level of available cash and raise the level of liquidity and repayment capabilities of the Company and its subsidiaries effectively.

      Despite the acquisitions of the Yingkou Power Plant, the Jinggangshan Power Plant, a 55% equity interest of the Yueyang Power Company, a 60% of the Luohuang Power Company, a 40% equity interest in the Hanfeng Power Company in July, 2004 and a 65% equity interest in the Pingliang Power Company and a 60% equity interest in the Sichuan Hydropower in January, 2005, the Company and its subsidiaries have maintained a strong level of ability to service their debts.

      As at 31st December, 2004, short-term borrowings of the Company amounted to approximately Rmb8.099 billion with interest charged between 4.3% and 5.02% per annum (2003: approximately Rmb1.6 billion with interest charged between 4.54% and 5.05% per annum).

      As at 31st December, 2004, the total long-term bank borrowings of the Company and its subsidiaries amounted to approximately Rmb16.112 billion (2003: approximately Rmb10.715 billion). These loans include bank borrowings denominated in Renminbi of approximately Rmb8.805 billion (2003: approximately Rmb4.064 billion); US dollar of approximately US$778 million (2003: approximately US$803 million) and Euro of approximately 77 million (2003: N/A). Included in these borrowings, approximately US$67 million represented floating-rate borrowings. For the year ended 31st December, 2004, these borrowings bore interest ranged from 1.225% to 6.97% (2003: from 1.18% to 6.60%) per annum. The Company and its subsidiaries have entered into interest rate swap contracts with PRC banks to reduce the floating interest rate risk. As at 31st December,2004, current portion of these long-term bank Loans, bank loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to Rmb1,257 million, Rmb1,363 million, Rmb5,831 million and Rmb7,661 million, respectively.

      As at 31st December, 2004, the total long-term shareholders' loan to the Company and its subsidiaries amounted to Rmb800 million (2003: approximately Rmb420 million). The loans are denominated in Renminbi (2003: denominated in Renminbi of approximately Rmb32 million and US$ of approximately US$47 million). Included in these borrowings are approximately Rmb200 million of floating-rate borrowings. For the year ended 31st December, 2004, these borrowings bore interest that ranged from 3.60% to 5.76% #% (2003: 3.62% to 5.76%) per annum respectively.
      All these borrowings from shareholders will mature 5 years later.

      As at 31st December, 2004, the total other long-term loans of the Company and its subsidiaries amounted to approximately Rmb587 million (2003: approximately Rmb1.06 billion). These loans include borrowings denominated in Renminbi of approximately Rmb310 million (2003: approximately Rmb745 million), US$ of approximately US$19 million (2003: approximately US$21 million) and Japanese Yen of approximately |SY1.548 billion (2003: approximately |SY1.786 billion). All these foreign currency borrowings were at floating rates. For the year ended 31st December, 2004, these borrowings bore interest that ranged from 1.7% to 5.93% (2003: from 4.94% to 6.21%) per annum. The Company will closely monitor the foreign exchange market and cautiously assess the exchange rate and interest rate risks. As at 31st December, 2004, current portion of these other long-term loans, other long-term loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to Rmb286 million, Rmb109 million, Rmb128 million and Rmb64 million, respectively.

      Combining the current development of the power industry and the growth of the Company and its subsidiaries, the Company and its subsidiaries will make continuous efforts to not only of meet daily operations, construction and acquisition needs of the Company and its subsidiaries, but also to establish an optimal capital structure to minimize the cost of capital and manage financial risk through effective financial management activities thereby maintaining stable returns to the shareholders.

2.3   Other financing requirements

      The objective of the Company and its subsidiaries is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2005, in accordance with the income appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately Rmb3.014 billion.

C.    Trend information

1.    Impact of demand and supply

      Restrictions on power supply and demand in 2005 are expected to be somewhat relaxed but the overall power supply and demand will still be tensed with some restrictions on power consumption during peak season in certain regions. In 2006 the power supply and demand in the PRC can hopefully be fully balanced. As a result of good functionality of the generators of the Company and its subsidiaries, whilst there maybe some short-term decline in utilization hours, the Company and its subsidiaries are confident in maintaining high utilization hours in the long-term.

2.    Impact of the electricity pricing policy

      The State Council approved the Electricity Pricing Reform Scheme on 3rd July, 2003, which defined the short-term and long-term objectives of the power pricing reform. The specific implementation methods are still being established.

      The short-term objectives for the electricity pricing reform are to establish an appropriate on-grid price setting mechanism to accommodate a reasonable level of competition in power generation; to establish a preliminary pricing mechanism for transmission and distribution to facilitate the healthy development of the power grids; to link the retail prices with the on-grid prices; to optimize the structure of the retail price; and to pilot-run the practice for high voltage users to directly make purchases from the power generation companies based on a reasonable price for transmission and distribution.

      The long-term objective for the electricity pricing reform is to establish a standardized and transparent tariff setting mechanism, classifying the electricity prices into the on-grid price, the transmission price, the distribution price and the end-user retail price, and to allow the on-grid prices and retail prices to be determined through market competition. The transmission and distribution prices are to be regulated by the government.

      The tariff rate level will be comparatively stable at the initial stage of reform in order to ensure the smooth transition between the old and new tariff setting system.

3.    Impact of the environmental protection policies

      2004 is the second implementation year of both the "Regulations on the Administration of the Levy and Usage of Emission Fee" and the "Rules on the Administration of the Levy Standards of Emission Fees". Pursuant to the relevant regulations, emission fee charged on discharging sulphur dioxide increased from Rmb0.21/kg to Rmb0.42/kg while a new item was created on nitric oxides discharge materials which Rmb0.63/kg was charged from 1st July, 2004 onwards. The Company paid a far total of approximately Rmb170.32 million of emission fees to local governments in 2004.

      The government continuously strengthened the enforcement of environmental protection regulations and issued stricter benchmarks on pollutants emitted by the coal-fired power plants. These policies benefited the society and nation as a whole. However, such measures created pressure on the operations of the Company.

      The Company is determined to support the strengthened government policies and steadily implement the theory of balanced and sustainable development, and is confident of both satisfying the environmental protection requirements of the government through implementing measures for enhancing the environmental protection standards and of effectively controlling the operating costs of newly setup power plants simultaneously. Given its competitive advantage as a result of the new generators, advanced equipment and effective control over pollution discharge, the Company will step up the installation of desulphuric facilities and NOx emission reduction facilities, proactively lobbying for discharge fee refund for renovation item and the enactment of a pollution discharging fee-electricity price linkage mechanism.

4.    Impact of power market pilot

      In June, 2003, NDRC started a pilot programme to establish a regional power market in both the Northeastern China and the Eastern China.

      On 15th January, 2004, the power market formally commenced in Northeastern China and after several rounds of simulated operations, the market was formally established on 13th December, 2004 and has initiated the bidding practice for the year 2005 (not yet completed).

      From the results of simulated operations and trial runs, the "Transaction regulations for the Northeastern China power market" was not mature and currently its monthly bidding practice has been suspended while opinions are gathered from each participant in order to amend and improve the regulation. During this period, all the tariff rates for individual power plants will follow those in affect in 2004. In this region, the Company owns three power plants, namely, the Dalian Power Plant, the Dandong Power Plant and the Yingkou Power Plant with eight 300,000kW generators, total operating capacity of 2.74 million kW and all are located at the demanding areas within Liaoning Province.

      The Company and its subsidiaries will pay attention to the amendments of the regulation, proactively support and take part in the construction of a power market in Northeastern China and ensure that all three of the Company's power plants of the Company in Liaoning Province can compete in a "fair" market environment. The Company is confident in maintaining its competitive advantage in this fair market.

      Pursuant to the regulation, "Proposal of pilot activities in Eastern China power market", approximately 85% and 15% of power transactions will be confirmed through agreements conclusion and the bidding practice respectively in the first stage of this power market. The bidding practice is on a monthly basis with price setting at a day before spot market.

      The Eastern China power market started the simulated operations on 18th May, 2004 and there were eight monthly simulated bidding rounds to date. From the results of these simulations, there is room for improvement. Simulated operations using price setting at a day before spot market should be ready by the second half of 2005.

      The Company currently owns eight power plants, including 22 generators with operating capacity totaling 7.14 million KW which accounted for approximately 15% of total operating capacity in Eastern China. These power plants are mainly located in Jiangsu, Shanghai and Fujian where demand for electricity is relatively high and most of them are within the high loading centre. With high individual operating capacity, good functionalities, smaller head count and high quality management, these power plants would be more competitive under the centralized management and coordination of the Company.

      Given that the bidding practice was only partially implemented in Eastern China power market and the fast growing electricity consumption in the region, according to the forecast, the power supply in the region will be in shortage in the future two years. Hence, there should be no material impact upon full implementation.

5.    Importance of both construction and acquisitions

      In 2005, one of the focuses is to continuously work on construction projects. Through proactively developing new construction projects which establish a strong foundation for long-term development of the Company, the Company also proactively seeks new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value.

D.    Performance of significant investments and their prospects

      On 22th April, 2003, the Company acquired a 25% equity interest in Shenzhen Energy Group ("SEG") with a cash consideration of approximately Rmb2.39 billion. This investment brought the Company and its subsidiaries a net profit of approximately Rmb 209 million in 2004 under IFRS. SEG is the largest power generation supplier in Shenzhen and its power plants are located in one of the prosperous provinces - Guangdong Province. With strong demand for electricity in that region, such an investment will bring stable returns to the Company and its subsidiaries in the future.

      In July, 2004, the Company acquired a 40% equity interest of the Hanfeng Power Company with a cash consideration of approximately Rmb1.375 billion. This investment brought the Company and its subsidiaries a net profit of approximately Rmb126 million in 2004 under IFRS. The Hanfeng Power Company is located in Hebei Province in Northern China and there is strong demand for electricity in that region. Through this acquisition, the Company and its subsidiaries increased the equity share of production capacity in Hebei Province from 1,300MW to 1,828MW or approximately 40.6%. The Company and its subsidiaries expect this investment will contribute stable returns in the future.

E.    Employee benefits

      As at 31st December, 2004, the Company and its subsidiaries had 22,129 employees. For the year ended 31st December, 2004, total staff costs incurred amounted to approximately Rmb1.88 billion. The Company and its subsidiaries provided the employees competitive remuneration and pegged such remuneration with operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

      Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristic of individual employees, the Company and its subsidiaries tailor made various training programmes on management skills, technical skills and promotion skills. These programmes enhanced both the knowledge of the employees and the standard of operations.

F. Related party transactions

      The Company and its subsidiaries entered into various transactions with Huaneng Group, HIPDC and their group companies during daily operations, including operating leases on land use rights and property, electricity transmission and fuel purchases. Such transactions were for daily operations at prices no different from transactions conducted with other third parties and did not have any significant impact on the operations of the Company and its subsidiaries. Huaneng Group and HIPDC and the minority shareholders of subsidiaries of the Company are also governed by contracts or agreed to provide guarantees on loans of the Company and its subsidiaries. In addition, pursuant to relevant agreements, the Company rendered management services to those power plants owned by Huaneng Group and HIPDC at a standard fee covering its costs and a reasonable profit. For the year ended 31st December, 2004, such transactions amounted to approximately Rmb57.54 million which was below 1% of net operating revenue.

      Please refer to Note 4 in the notes to financial information extracted from the financial statements prepared under PRC accounting standards for details of related party transactions.

G.    Guarantees on loans

      As at 31st December, 2004, the Company provided guarantees on long-term bank borrowings of certain subsidiaries and an associated company totalling approximately Rmb1.735 billion. Within these were guarantees granted to the Waihai Power Company, the Qinbei Power Company, the Yushe Power Company and the Rizhao Power Company amounting to Rmb30 million, Rmb740 million, Rmb660 million and Rmb305 million respectively. The Company had no contingent liabilities other than these described above.

      As at 31st December, 2003, the Company succeeded the original loan guarantee granted by Shandong Huaneng Power Development Company Limited ("Shandong Huaneng") on the Weihai Power Company and the Rizhao Power Company and the original guarantee granted by Huaneng Group on the Taicang Power Company amounting to approximately Rmb330 million, Rmb339 million and Rmb1.114 billion respectively. The Company also provided guarantees on long-term borrowings of the Huaiyin Power Company, the Qinbei Power Company and the Yushe Power Company amounting to approximately Rmb10 million, Rmb905 million, Rmb101 million respectively. The Company had no contingent liabilities other than those described above.

SHARE CAPITAL STRUCTURE

As at 31st December 2003, the total issued share capital of the Company was 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing approximately 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing approximately 25.34% of the total issued share capital. For domestic shares, HIPDC owns a total of 5,197,680,000 shares, representing 43.12% of the total issued share capital of the Company. Other domestic shareholders hold a total of 3,802,320,000 shares, representing 31.55% of the total issued share capital.

DIVIDENDS AND OTHER DISTRIBUTION

The Board of Directors resolved to propose for the year ended 31st December 2004 a cash dividend of Rmb0.25 per ordinary share.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, cash dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to Rmb8.2765 and HK$1 to Rmb1.0608 respectively.

All the cash dividends will be paid to shareholders on or before 30th June 2005, subject to approval at the annual general meeting of the Company.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to Note B4 of the financial information extracted from financial statements prepared under PRC accounting standards for details of subsidiaries and associated companies.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company for year 2004 were coal suppliers, namely Shenhua Coal Transportation Company, Shanxi Coking Coal Group, Yangquan Coal Group, Datong Coal Group and Luan Environmental Corporation. The amount of coal supplied by the five major suppliers was about 23.1% of the total coal consumption of the Company in 2004.

As an independent power producer, the Company sold the electricity generated by its power plants through local power companies and did not have other customers.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2004.

CONNECTED TRANSACTIONS

The independent Directors of the Company confirmed that all connected transactions in 2004 to which the Company and/or any of its subsidiaries was a party:

1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and

3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

The auditors of the Company have reviewed the connected transactions of the Company and its subsidiaries and confirmed to the Director that:

(a)  the transactions had been approved by the Directors; and

(b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

Please refer to Note B4 of the financial information extracted from financial statements prepared under PRC accounting standards for a brief description of the connected transactions.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2004.

DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES

For the year ended 31st December 2004, none of the directors, senior executives, supervisors or other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded in the register pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies. The Company did not have any arrangement during 2003 whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of the Company or other corporate body.

SHAREHOLDING of the company

As at 31st December, 2004, so far as the Directors, chief executive officer and Supervisors of the Company are aware, each of the following persons, not being a Director, chief executive officer or Supervisor of the Company, had an interest in the Company's shares which is required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance ("SFO"):

The following table sets forth the shareholding position of the Company's shares as at 31st December 2004:

                                                                                       No. of Shares     Percentage of
                                                                                         outstanding      Shareholding
                                                                                      (in thousands)               (%)

Domestic Shares
Huaneng International Power Development Corporation                                        5,197,680             43.12
Hebei Provincial Construction Investment Company                                             904,500              7.50
Fujian International Trust & Investment Company                                              669,700              5.56
Jiangsu Province International Trust & Investment Company                                    624,750              5.18
Liaoning Energy Investment (Group) Co. Ltd                                                   459,370              3.81
Dalian Municipal Construction Investment Company                                             452,250              3.75
Nantong Investment Management Centre                                                         135,750              1.13
Shantou Power Development Joint Stock Company Limited                                         38,000              0.32
Dandong Energy Investment Development Centre                                                  13,000              0.11
Shantou Electric Power Development Company*                                                    5,000              0.04
Domestic public shares                                                                       500,000              4.15
Sub-total                                                                                  9,000,000             74.67
Foreign Shares                                                                          3,055,383.44             25.34
TOTAL                                                                                  12,055,383.44               100


Note: Owing to the dispute arising out of a loan agreement with Shantou Branch of The Bank of Communications, the 33,000,000 State-owned legal shares of the Company held by Guangdong Shantou Municipal Power Development Company were ordered to be frozen by the Intermediate People's Court of Shantou Municipal, Guangdong Province. As HIPDC has repaid the debt for Guangdong Shantou Municipal Power Development Company, the shares were defrozen by the court on 21st December 2004. However as Guangdong Shantou Municipal Power Development Company has not repaid the debt to HIPDC, the court ordered to transfer 28,000,000 shares of the Company held by Guangdong Shantou City Power Development Company to HIPDC. Currently, Guangdong Shantou Municipal Power Development Company to HIPDC holds 5,000,000 state-owned shares of the Company.

Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at 31st December, 2004, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3
Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2004, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

STAFF HOUSING

The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.

In 2004, the Company and its subsidiaries have not sold quarters to its staff, nor did they have such plan.

MAJOR EVENTS

1. In 2004, the Company acquired the following power assets at an aggregate consideration of RMB4.575 billion: (i) 90% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company and 40% equity interest in Heibei Hanfeng Power Generation Limited Liability Company, both held by Huaneng Group; (ii) all assets and liabilities of HIPDC Yingkou Power Plant, 60% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company and 55% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company, all owned by HIPDC; (iii) 10% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation.

     This acquisition took effect on 1st July 2004 whereby the Company's generation capacity on an equity basis increased by 3,096 MW and the total generation capacity under construction on an equity basis increased by 1,050 MW. This has ensured the Company's future growth in generation capacity and made contribution to the continuing growth of the Company's earnings.

     At a consideration of RMB 2.025 billion, the Company acquired the following assets owned by Huaneng Group: (i) 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company (" Sichuan Hydro Power"), and (ii) 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Plant"). This acquisition took effect in January 2005 whereby the Company's generation capacity on an equity basis increased by 1,146 MW and the total generation capacity under construction on an equity basis increased by 389 MW.

     This acquisition not only is a step forward of realising the Company's strategy of placing emphasis on both coal fuel and other types of fuel, but also a continuity of the Company strategy of placing equal emphasis on acquisition of existing power plants and development of new power plants. In light of the strong increase of power demand and shortage of coal fuel in China, the acquisition of hydro power assets will rationalise the Company's fuel structure. The acquisition of mine-mouth power plant (such as Pingliang Power Plant) will bring about a decrease in the average fuel costs of the Company and as a result, will enhance the Company's profitability and effectively contain the increase in fuel costs.

2. At the 7th meeting of the 4th session of the board of directors of the Company held on 20th May 2004, it was resolved to approve the appointment of Mr Huang Yongda as the Company's President, the resignation of Mr. Ye Daji from the position of President, the resignation of Mr. Hu Jianmin from the position of Vice President and the appointment of Mr. Ye Daji as the Vice Chairman of the Board of Directors of the Company.

     The Board of the Directors of the Company was satisfied with the performance of Mr Ye Daji and Mr Hu Jianmin and expressed its commentations and gratitude towards their contribution to the development of the Company.

3. At the 8th meeting of the 4th session of the board of directors of the Company held on 20th May 2004, it was resolved to approve the nomination of Mr Huang Yongda and Mr. Liu Shuyuan as candidates for directors and the nomination of Mr Liu Jipeng as a candidate for independent director. Such appointments were approved at the extraordinary shareholders' meeting on 28th September 2004.

CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

DESIGNATED DEPOSIT

As at 31st December 2004, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31st December 2004, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

Details regarding the book closure period of H Share register, record date and date for convening annual general meeting will be set out in the notice of general meeting to be issued by the Company in due course.

INSPECTION OF DOCUMENTS

The Company's annual report for the year 2004 will be published in April, 2005 in Hong Kong and Beijing respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:                     Huaneng Power International, Inc.
                             Tianyin Mansion
                             2C Fuxingmennan Street
                             Xicheng District
                             Beijing
                             The People's Republic of China
                             Tel: (8610) 6649 1999
                             Fax: (8610) 6649 1888

Hong Kong:                   Rikes Communications Limited
                             Room 1312, Wing On Centre
                             111 Connaught Road Central
                             Hong Kong
                             Tel: (852) 2520 2201
                             Fax: (852) 2520 2241

                                                           By Order of the Board
                                                                Li Xiaopeng
                                                                  Chairman
As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-exective director)        Gao Zongze (Independent director)
Wang Xiaosong(Non-executive director)      Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)


Beijing, the PRC
15th March 2005

A. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2004
(Amounts expressed in thousands of Rmb, except per share data)

                                                                                       For the year ended
                                                                                          31st December,
                                                                            Note            2004            2003

Operating revenue, net                                                         3      30,118,278      23,388,237

Operating expenses
Fuel                                                                                (15,068,188)     (9,025,013)
Maintenance                                                                            (807,689)       (921,561)
Depreciation                                                                         (4,706,992)     (4,117,478)
Labor                                                                                (1,877,264)     (1,439,673)
Service fees to HIPDC                                                                  (133,609)       (214,723)
Others                                                                                 (606,346)       (596,627)

Total operating expenses                                                            (23,200,088)    (16,315,075)

Profit from operations                                                                 6,918,190       7,073,162

Interest income                                                                           43,092          53,044
Interest expense                                                                       (663,424)       (569,148)
Bank charges and exchange losses, net                                                  (119,452)        (28,181)

Total financial expenses                                                               (739,784)       (544,285)

Share of profit of associates                                                            377,565         212,091

Investment income                                                                         22,542               -

(Loss) / Gain from disposal of investments                                               (1,988)          10,705

Other income, net                                                              4          18,666          12,070

Profit before tax                                                                      6,595,191       6,763,743
Income tax expense                                                             5     (1,014,262)     (1,149,441)

Profit before minority interests                                                       5,580,929       5,614,302

Minority interests                                                                     (257,053)       (183,894)

Net profit attributable to shareholders                                                5,323,876       5,430,408

Dividends paid and proposed                                                    6       6,019,432       5,063,244

Proposed dividend                                                              6       3,013,846       3,013,836

Proposed dividend per share (Rmb)                                              6            0.25            0.25

Basic earnings per share (Rmb)                                                 7            0.44            0.45

Diluted earnings per share (Rmb)                                               7            0.44            0.45

Notes

1.    Principal Accounting Policies

      The Company and its subsidiaries adopted International Financial Reporting Standards as promulgated by the International Accounting Standards Board, in preparing the above consolidated income statement.

2.    Acquisition

      For the year ended 31st December, 2004, the Company acquired a number of power plants from the China Huaneng Group Corporation ("Huaneng Group"), HIPDC as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval where applicable and all necessary government approvals and made payment of the purchase considerations. All of the acquisitions by the Company were paid by cash.

      Details of these acquisitions are shown in the table below:

                                                   For the year ended 31st December, 2004
                                   Acquisition of              Acquisition of              Acquisition of
                             subsidiaries and net assets    subsidiaries and net            an associate
                                                                   assets
Equity interest acquired     55% equity interest in      All of the assets and       40% equity interest in
                             Huaneng Hunan Yueyang       liabilities of Huaneng      Hebei Hanfeng Power
                             Power Generation Limited    Jinggangshan Power Plant    Generation Limited
                             Liability Company (the      (the "Jinggangshan Power    Liability Company (the
                             "Yueyang Power Company"),   Plant")                     "Hanfeng Power Company")
                             60% equity interest in
                             Huaneng Chongqing Luohuang
                             Power Generation Limited
                             Liability Company (the
                             "Luohuang Power Company")
                             and all of the assets and
                             liabilities of Huaneng
                             Yingkou Power Plant (the
                             "Yingkou Power Plant")
Original equity holder       HIPDC                       90% equity interest from    Huaneng Group
                                                         Huaneng Group and 10%
                                                         equity interest from
                                                         Jiangxi Province
                                                         Investment Company
Effective date of            1st July, 2004              1st July, 2004              1st July, 2004
acquisition
Consideration paid           Rmb2,564 million            Rmb636 million              Rmb1,375 million
Direct transaction costs of  Rmb12 million               Rmb3 million                Rmb7 million
acquisitions paid
Fair value of net assets     Rmb2,475 million            Rmb628 million              Rmb1,089 million
acquired
Goodwill                     Rmb101 million              Rmb11 million               Rmb293 million

3.    Operating Revenue, Net

      Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.

4.    Other Income, Net

      Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company has provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

5.    Taxation

      For the year ended 31st December, 2004, the weighted average effective tax rate applicable to the Company is 15% (2003: 17%).

      Income tax expense comprised:


                                                                                                     2004         2003
                                                                                                     '000         '000

      Income tax expense of the Company and its subsidiaries                                      948,734    1,097,859
      Share of income tax expense of associates                                                    65,528       51,582

                                                                                                1,014,262    1,149,441


6.    Profit Appropriation

(a)   Dividends Declared

      On 15th March, 2005, the Board of Directors proposed a cash dividend of Rmb0.25 per share, totaling approximately Rmb3,014 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31st December, 2005.

(b) Statutory surplus reserve fund and statutory public welfare fund

      For the year ended 31st December, 2004, the Board of Directors resolved the following on 15th March, 2005:

      (i) to appropriate 10% and 7.5% (2003: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriations is approximately Rmb943 million (2003:
            approximately Rmb955 million);

      (ii) to make no appropriation to the discretionary surplus reserve fund (2003: nil).

7.    Earnings per Share

      As the number of ordinary shares outstanding increased as a result of a stock split in 2004, the computation of basic and diluted earnings per share have been adjusted retroactively for the proportional change in the number of ordinary shares outstanding for all the periods presented to reflect the stock split.

      The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately Rmb5,324 million (2003: approximately Rmb5,430 million) and the weighted average number of approximately 12,055 million (2003: approximately 12,038 million) ordinary shares in issue during the year.

      The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of approximately Rmb5,324 million (2003: approximately Rmb5,433 million) and the adjusted weighted average number of approximately 12,055 million (2003: approximately 12,056 million) ordinary shares in issue during the year. The calculation assumes that the convertible notes had been fully converted at the beginning of the year.

B. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS

1.    FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

                                                                                            (Amounts Expressed in Rmb)

                                                                   For the year ended
                                                                     31st December,
                                                  Unit            2004            2003       Variance       2002
                                                                                                (%)

Revenues from principal operations                            30,292,698,696  23,479,646,958     29.02  18,725,340,857
Profit before taxation and minority                            6,691,841,407   6,774,080,587    (1.21)   5,212,079,411
interests
Net profit                                                     5,389,057,047   5,457,142,551    (1.25)   4,082,350,589
Net profit (excluding  non-recurring items)                    5,314,641,252   5,563,916,542    (4.48)   4,111,128,754



                                                                   31st           31st       Variance       31st
                                                                December,    December, 2003     (%)    December, 2002
                                                                   2004

Total assets                                                  71,324,978,078  53,276,965,016     33.88  48,098,755,152
Shareholders' equity (excluding minority interests)           37,183,402,535  34,787,100,203      6.89  31,209,570,014
Net cash flows from operating activities                       9,071,556,217  10,156,974,707   (10.69)   7,804,860,642

                                                                        For the year ended
                                                                          31st December,
                                                            Unit         2004        2003     Variance (%)    2002

Earnings per share (weighted average)                                        0.45        0.91      (50.55)        0.68
Earnings per share (fully diluted)                                           0.45        0.91      (50.55)        0.68
Return on net assets (fully diluted)                               %        14.49       15.69       (1.20)       13.08
Return on net assets calculated based on net profit                %        14.29       15.99       (1.70)       13.17
excluding non-recurring items (fully diluted)
Net cash inflow from operating activities per share                          0.75        1.69      (55.62)        1.30

                                                                    31st         31st      Variance (%)      31st
                                                                 December,     December,                   December,
                                                                    2004         2003                        2002

Net assets per share                                                    3.08          5.77       (46.62)          5.20
Adjusted net assets per share                                           3.02          5.76       (47.57)          5.19

Note:

Formula of key financial ratios:
Earnings per share (fully diluted)    =   Net profit/Total number of ordinary
                                          shares as at year end
Return on net assets (fully diluted)  =   Net profit/Shareholders' equity as
                                          at year end x100%
Net assets per share                  =   Shareholders' equity as at year
                                          end/Total number of ordinary shares
                                          as at year end

2.    PROFIT AND LOSS ACCOUNTS
      FOR THE YEAR ENDED 31st December, 2004

                                                                                            (Amounts Expressed in Rmb)

                                                                   For the year ended 31st December,
                                                            Consolidated                       The Company
                                                              2004             2003              2004             2003

1. Revenues from principal operations               30,292,698,696   23,479,646,958    24,812,849,816   20,287,987,380

Less: Cost of principal operations                (22,548,970,713) (15,690,199,491)  (18,669,183,184) (13,698,115,361)
       Tax and levies on principal operations         (32,323,702)     (45,334,549)       (6,439,058)      (7,542,002)

2. Profit from principal operations                  7,711,404,281    7,744,112,918     6,137,227,574    6,582,330,017
Add: Profit from other operations                       65,310,314       30,574,635        61,068,713       31,991,798
Less: General and administrative expenses            (543,097,354)    (441,548,979)     (403,851,618)    (327,750,541)
      Financial expenses, net                        (799,170,559)    (559,636,467)     (500,109,803)    (430,705,990)

3. Operating profit                                  6,434,446,682    6,773,502,107     5,294,334,866    5,855,865,284
Add: Income from investment                            195,959,152      133,885,686       754,656,514      567,970,021
      Subsidy income                                     8,000,000                -         8,000,000                -
      Non-operating income                              64,266,564       20,485,605        49,097,324        2,108,848
Less: Non-operating expenses                          (10,830,991)    (153,792,811)       (7,770,192)    (143,297,291)

4. Profit before taxation and minority               6,691,841,407    6,774,080,587     6,098,318,512    6,282,646,862
interests
Less: Income tax                                     (996,457,462)  (1,116,100,498)     (709,261,465)    (825,504,311)
      Minority interests                             (306,326,898)    (200,837,538)                 -                -

5. Net profit                                        5,389,057,047    5,457,142,551     5,389,057,047    5,457,142,551


3.    NOTES TO THE REPORT

(1)   Basis of presentation

      The Company and its subsidiaries' financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting System for Business Enterprises and related supplementary regulations as promulgated by the People's Republic of China ("PRC GAAP").

(2) Comparing with the annual report for the year ended 31st December, 2003, there is no change to the Company and its subsidiaries' accounting estimates, and there is no error correction on accounting method during the reporting year.

(3) The financial statements of Yueyang Power Company, Luohuang Power Company, Yingkou Power Plant and Jinggangshan Power Plant were consolidated into the consolidated financial statements of the Company and its subsidiaries at 31st December, 2004.

4.    RELATED PARTY TRANSACTIONS

(1)   Related parties that control/are controlled by the Company:

                    Name                       Registered       Principal    Relationship    Type of        Legal
                                                 address       activities      with the     enterprise  representative
                                                                                Company

Huaneng Group                                Jia 23 Fuxing   Investment in   Ultimate      State-owned  Li Xiaopeng
                                             Road, Haidian   power           parent        enterprise
                                             District,       stations,       company
                                             Beijing         coal,
                                                             minerals,
                                                             railways,
                                                             transportation,
                                                             petrochemical,
                                                             energy-saving
                                                             facilities,
                                                             steel, timber,
                                                             and related
                                                             industries
HIPDC                                        40 Xueyuan      Investment in   Parent        Sino-foreign Li Xiaopeng
                                             South Road,     power plants,   company       equity
                                             Haidian         development                   limited
                                             District,       and investment                liability
                                             Beijing         in other                      company
                                                             export-oriented
                                                             enterprises
Huaneng Weihai Power Limited Liability       No. 58 Haifu    Power           A subsidiary  Limited      Wu Dawei
Company ("Weihai Power Company")             Road, Economic  generation      of the        liability
                                             Development                     Company       company
                                             Zone, Weihai,
                                             Shandong
                                             Province
Suzhou Industrial Park Huaneng Power         Jinjihupan,     Power           A subsidiary  Limited      Na Xizhi
Limited Liability Company ("Taicang Power    Sanxing Road,   generation      of the        liability
Company")                                    Suzhou,                         Company       company
                                             Jiangsu
                                             Province
Huaneng Taicang Power Co. Ltd. ("Taicang II  Fuqiao Town ,   Power           A subsidiary  Limited      Na Xizhi
Power Company")                              Jinlanglanggang generation      of the        liability
                                             Village,                        Company       company
                                             Taicang,
                                             Jiangsu
                                             Province
Jiangsu Huaneng Huaiyin Power Limited        No. 291         Power           A subsidiary  Limited      Liu Guoyue
Company ("Huaiyin Power Company")            Huaihai West    generation      of the        liability
                                             Road, Huai'an,                  Company       company
                                             Jiangsu
                                             Province
Jiangsu Huaneng Huaiyin II Power Limited     No. 291         Power           A subsidiary  Limited      Liu Guoyue
Company ("Huaiyin II Power Company")         Huaihai West    generation      of the        liability
                                             Road, Huai'an,                  Company       company
                                             Jiangsu
                                             Province
Henan Huaneng Qinbei Power Limited Company   Wulongkou       Power           A subsidiary  Limited      Ye Daji
("Qinbei Power Company")                     Town, Jiyuan    generation      of the        liability
                                             City, Henan                     Company       company
                                             Province
Shanxi Huaneng Yushe Power Limited           Dengyu          Power           A subsidiary  Limited      Na Xizhi
Liability Company ("Yushe Power Company")    Village, Yushe  generation      of the        liability
                                             County, Shanxi                  Company       company
                                             Province
Shandong Huaneng Xindian Power Co., Ltd.     Qilu Chemical   Power           A subsidiary  Limited      Wu Dawei
("Xindian II Power Company")                 Industrial      generation      of the        liability
                                             Park, Linzi                     Company       company
                                             District,
                                             Zibo, Shandong
                                             Province
Yueyang Power Company                        Cheng Lingji,   Power           A subsidiary  Limited      Zhang Hong
                                             Yueyang City,   generation      of the        liability
                                             Hunan Province                  Company       company
Luohuang Power Company                       Luohuang Town,  Power           A subsidiary  Limited      Li Shiqi
                                             Jiangjin City,  generation      of the        liability
                                             Chongqing                       Company       company
Shanxi Huaneng Yushe Yuanheng Power          Dengyu          Services        An indirect   Limited      Wu Jinqiang
Industry Limited Liability Company           Village, Yushe                  subsidiary    liability
("Yuanheng Company")                         County, Shanxi                  of the        company
                                             Province                        Company


(2)   Registered  capital and changes in  registered  capital of related  parties that  control/are  controlled by the
      Company:

                  Name                       Currency        31st December, 2003      Current year     31st December,
                                                                                        additions           2004

Huaneng Group                                          RMB          20,000,000,000                   -  20,000,000,000
HIPDC                                                  US$             450,000,000                   -     450,000,000
Weihai Power Company                                   RMB             761,838,300                   -     761,838,300
Taicang Power Company                                  RMB             632,840,000                   -     632,840,000
Taicang II Power Company                               RMB                       -         894,410,000     894,410,000
Huaiyin Power Company                                  RMB             265,000,000                   -     265,000,000
Huaiyin II Power Company                               RMB                       -         474,000,000     474,000,000
Qinbei Power Company                                   RMB              10,000,000                   -      10,000,000
Yushe Power Company                                    RMB              80,000,000                   -      80,000,000
Xindian II Power Company                               RMB                       -         100,000,000     100,000,000
Yueyang Power Company                                  RMB             560,000,000                   -     560,000,000
Luohuang Power Company                                 RMB             900,000,000                   -     900,000,000
Yuanheng Company                                       RMB               3,000,000                   -       3,000,000


(3)   Equity shares and changes in equity shares held by parties that control/are controlled by the Company:

Name                                         31st December, 2003     Current year additions     31st December, 2004
                                              Amount         %          Amount         %         Amount         %

Huaneng Group*                             1,675,660,547      51.98              -          - 1,675,660,547      51.98
HIPDC**                                    2,554,840,000      42.39  2,642,840,000       0.73 5,197,680,000      43.12
Weihai Power Company                         457,102,980         60              -          -   457,102,980         60
Taicang Power Company                        474,630,000         75              -          -   474,630,000         75
Taicang II Power Company                               -          -    670,807,500         75   670,807,500         75
Huaiyin Power Company                        168,646,000      63.64              -          -   168,646,000      63.64
Huaiyin II Power Company                               -          -    301,653,600      63.64   301,653,600      63.64
Qinbei Power Company                           5,500,000         55              -          -     5,500,000         55
Yushe Power Company                           48,000,000         60              -          -    48,000,000         60
Xindian II Power Company                               -          -     95,000,000         95    95,000,000         95
Yueyang Power Company                        308,000,000         55              -          -   308,000,000         55
Luohuang Power Company                       540,000,000         60              -          -   540,000,000         60
Yuanheng Company***                            2,850,000         95              -          -     2,850,000         95

*     Huaneng Group holds 51.98% equity interest in HIPDC.

** In accordance with a shareholders' agreement entered into by certain founding shareholders, during the operating period of the Company, the voting rights of seven founding shareholders are given to HIPDC. Thus, HIPDC holds an effective 70.09% voting rights in the shareholders' meetings.

***   Yushe Power Company holds 95% equity interest in Yuanheng Company.

(4)   Nature of related parties that do not control/are not controlled by the
      Company:

Name of related parties                                     Relationship with the Company

China Huaneng Finance Company ("Huaneng Finance")           A subsidiary of Huaneng Group
Weihai Power Development Bureau ("WPDB")                    Minority shareholder of Weihai Power Company
Henan Construction Investment Company ("Henan Investment")  Minority shareholder of Qinbei Power Company
Jiyuan Construction and Investment Company (the "Jiyuan     Minority shareholder of Qinbei Power Company
Investment")
Shanxi International Power (Group) Company Limited (the     Minority shareholder of Yushe Power Company
"Shanxi International")
Chongqing Construction and Investment Limited Liability     Minority shareholder of Luohuang Power Company
Company ("CCI")
Jiangsu Electric Power Development Co., Ltd. ("JEPDC")      Minority shareholder of Huaiyin Power Company
China Huaneng International Trade Economics Corporation     A subsidiary of Huaneng Group
("CHITEC")
Shanghai Time Shipping Company Ltd. ("Time Shipping")       A joint venture company of Huaneng Group
Shandong Rizhao Power Company Ltd. ("Rizhao Power Company") An associate of the Company
Shenzhen Energy Group Co. Ltd. ("SEG")                      An associate of the Company
Hanfeng Power Company                                       An associate of the Company
Hebei Huaneng Jingyuan Coal Company Limited ("Huaneng       A subsidiary of Huaneng Group
Jingyuan")
Chongqing Huaneng Lime Company Limited ("Lime Company")     An associate of Luohuang Power Company


(5)   Related party transactions

a. On 30th June, 1994, the Company and HIPDC entered into a service agreement pursuant to which HIPDC provides transmission service and transformer facilities to some of the power plants of the Company and receives service fees. The agreement covers a period of 10 years. The total amount of service fees paid to HIPDC for the year ended 31st December, 2004 was approximately Rmb134 million (2003: Rmb215 million).

b. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of Huaneng Nanjing Power Plant is leased to the Company for 50 years from 1st January, 1999 at an annual rental payment of Rmb1.334 million.

c. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its office building to the Company at an annual rental of Rmb25 million for five years from 1st January, 2000.

d. As at 31st December, 2004, long-term loans from Huaneng Group amounted to Rmb800 million bearing interest rates that ranged from 3.78% to 4.60% per annum (2003: nil). These loans are unsecured and are payable in accordance with the repayment schedule agreed with Huaneng Group.

e. As at 31st December, 2004, long-term loan from WPDB amounted to approximately Rmb106 million (2003: approximately Rmb106 million). The loan was borrowed by the Weihai Power Company from WPDB with interest rate at 5.02% (2003: 5.76%) per annum. This loan is unsecured and payable in accordance with the repayment schedule agreed with WPDB.

f. As at 31st December, 2004, long-term loan from JEPDC amounted to approximately Rmb19.47 million (2003: approximately Rmb19.47 million), which was borrowed by the Huaiyin Power Company with interest rate at 5.76% (2003: 5.76%) per annum. This loan is unsecured and payable in accordance with the repayment schedule agreed with JEPDC.

g. As at 31st December, 2004, long-term loan from CCI amounted to approximately Rmb184 million (2003: N/A), which was borrowed by Luohuang Power Company with interest rate at 4.94% per annum (2003: N/A). This loan is unsecured and payable in accordance with the repayment schedule agreed with CCI.

h. As at 31st December, 2004, Huaneng Finance had granted short-term loans amounted to Rmb3,694million (2003: Rmb1,130 million) with interest rates that ranged from 4.54% to 5.02% (2003: 4.78% to 5.05%) per annum to the Company and its subsidiaries. The interest rates for such loans are not materially different from the prevailing market interest rates. In 2004, the interest paid by the Company and its subsidiaries to HIPDC for these loans amounted to Rmb87,739,224 (2003: Rmb20,578,391).

i. As at 31st December, 2004, long-term bank loans of approximately Rmb3,937 million, Rmb3,798million, Rmb100 million, Rmb200 million, Rmb545 million and Rmb125 million were guaranteed by HIPDC, Huaneng Group, WPDB, Henan Investment, Shanxi International and Jiyuan Investment respectively (31st December, 2003: Rmb4,648 million, Rmb1,096 million, Rmb280 million, Rmb34.49 million, nil and nil, respectively).

j. Guarantees for loan facilities granted to Rizhao Power Company, Weihai Power Company, Qinbei Power Company and Yushe Power Company by the Company are as follows:

                                                                                             31st December, 2004
                                            Item                                       The Company and   The Company
                                                                                       its subsidiaries

      Guarantee on the long-term bank loans of Rizhao Power Company                         305,250,000    305,250,000
      Guarantee on the long-term bank loans of Weihai Power Company                                   -     30,000,000
      Guarantee on the long-term bank loans of Qinbei Power Company                                   -    740,000,000
      Guarantee on the long-term bank loans of Yushe Power Company                                    -    660,000,000

                                                                                            305,250,000  1,735,250,000

      The above guarantees for various loan facilities had no significant financial impact on the Company's operation.

k. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for five years. For the year ended 31st December, 2004, the Company earned service fees amounted to Rmb45,864,600 from Huaneng Group (2003: Rmb33,294,800) and paid expenses on behalf of Huaneng Group's power plants amounted to Rmb2,317,194 (2003: Rmb6,839,017). In addition, the Company earned service fees amounted to Rmb11,678,300 from HIPDC (2003: Rmb17,305,200). For the year ended 31st December, 2004, the related cost incurred for the management service provided was approximately Rmb38.88 million (2003: Rmb38 million).

l. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately Rmb214.94 million for coal purchased from CHITEC (2003: Rmb145.06 million).

m. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately Rmb563 million for the fuel purchased and transportation services received from Time Shipping (2003: Rmb457 million).

n. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately Rmb16.35 million for coal purchased from Huaneng Jingyuan (2003: nil)

o. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately Rmb25.56 million for lime purchased from Lime Company (2003: N/A).

p. As at 31st December, 2004, HIPDC had provided guarantees on its equity portion of certain accounts receivable balances of the Company and its subsidiaries totaling approximately Rmb360 million (2003: nil).

q. As at 16th April, 2004, the Company entered into an agreement with Huaneng Group. According to the agreement, the Company agreed to acquire 40% equity interest in Hanfeng Power Company and 90% equity interest in Huaneng Jinggangshan Power Company from Huaneng Group. The total consideration for the acquisition above was Rmb1,949 million.

      On the same date, the Company also entered into an agreement with HIPDC. According to the agreement, the Company agreed to acquire 55% equity interest in Yueyang Power Company, 60% equity interest in Luohuang Power Company and all the equity interest in Yingkou Power Plant from HIPDC. The total consideration for the acquisition above was Rmb2,564 million.

      After obtaining all the necessary government approvals on the acquisitions and the payment of the purchase considerations, the acquisitions became effective on 1st July, 2004.

(6)   Cash deposited with a related party

                                                                                            31st             31st
                                                                                         December,      December, 2003
                                                                                            2004

       Current deposit at Huaneng Finance                                                 1,362,960,901  2,791,770,168

      As at 31st December, 2004, the interest rates per annum for the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (2003:
      0.72% to 1.44%). The interests earned from these deposits amounted to approximately Rmb9 million (2003: approximately Rmb14 million) in 2004.

(7)   Receivables from / payables to related parties

                                                                   31st December, 2004         31st December, 2003
                                                                   Amount       Percentage     Amount      Percentage

      Advance to suppliers
      Prepayment to CHITEC                                           5,000,000        1.13%             -            -
      Prepayment to Huaneng Jingyuan                                 6,000,000        1.36%             -            -
      Other receivables
      Other receivables from Huaneng Group's subsidiaries            2,317,194        0.79%     5,286,705        3.29%
      Other receivables from HIPDC's subsidiaries                            -            -       575,120        0.36%
      Other receivables from Rizhao Power Company                    1,652,353        0.56%             -            -
      Accounts payable
      Accounts payable to CHITEC                                             -            -  (14,484,416)        2.22%
      Accounts payable to Time Shipping                            (6,959,110)        0.94%  (11,434,522)        1.75%
      Accounts payable to Lime Company                             (3,799,628)        0.51%             -            -
      Other payables
      Other payables to HIPDC                                  (1,258,799,490)       33.96%  (87,507,580)        5.24%
      Other payable to CHITEC                                        (399,060)        0.01%             -            -
      Other payables to Huaneng Finance                              (117,461)            -             -            -
      Other payables to Huaneng Group                                (189,963)        0.01%             -            -
      Interest payables
      Interest payables on loans from Huaneng Finance              (1,960,863)        1.62%   (1,418,954)        1.51%

      The above balances with the related parties stated are unsecured, non-interest bearing and to be settled within one year.

5.    NET INCOME RECONCILIATION AMONG PRC GAAP, IFRS AND US GAAP

      The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS and generally accepted accounting principles in the United States of America ("US GAAP"). Major differences among PRC GAAP, IFRS and US GAAP, which affect the net income of the Company and its subsidiaries, are summarized as follows:

                                                                                             For the year ended
                                                                                               31st December,
                                                                                                     2004         2003
                                                                                                  Rmb'000      Rmb'000

      Net income under PRC GAAP                                                                 5,389,057    5,457,143

      Impact of IFRS adjustments:
      Recording the amounts received in advance (a)                                             (142,097)     (47,937)
      Difference in the recognition policy on housing benefits to the employees of               (29,530)     (26,259)
      the Company (b)
      Difference in capitalization of borrowing costs (c)                                          51,809       12,682
      Reversal of goodwill amortization (g)                                                        21,921            -
      Applicable deferred tax impact of the above GAAP differences (h)                             24,629       18,363
      Others                                                                                        8,087       16,416

      Net income under IFRS                                                                     5,323,876    5,430,408

      Impact of US GAAP adjustments (Note 1):
      Effect of acquisitions of entities under common control (d)                                 436,667      460,850
      Effect of acquisitions of 40% equity interests in the Hanfeng Power Company,                 25,550       19,347
      30% additional equity interests in Huaneng Shanghai Shidongkou I Power Plant
      (the "Shidongkou I Power Plant"), 5% additional equity interests in the Taicang
      Power Company and 44.16% equity interests in the Huaiyin Power Company (e)
      Recording housing benefits provided by HIPDC (b)                                           (26,152)     (26,152)
      Difference in accounting treatment for acquisition of Shandong Huaneng (f)                 (87,091)     (87,091)
      Difference in capitalization of borrowing costs (c)                                           6,466      (5,478)
      Reversal of goodwill amortization (g)                                                        99,330       72,009
      Applicable deferred tax impact of the GAAP differences (h)                                 (46,978)    (153,218)
      Others                                                                                        8,652       25,434

      Net income under US GAAP (Note 1)                                                         5,740,320    5,736,109

Note 1: Consistent with applying the accounting treatment under US GAAP as described in Note (d) below, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisitions of the new power plants had been in existence since the beginning of the earliest period presented.

(a)   Recording the amounts received in advance

      In accordance with the tariff setting mechanism applicable to some of the power plants, the Company and its subsidiaries receive an advance payment (calculated at 1% of the book value of fixed assets) as the major repair and maintenance cost requirements of the relevant power plants. This payment received in advance is recognized as a liability under IFRS and US GAAP and is recognized as revenue when the repair and maintenance is performed and the liability extinguished. For PRC statutory financial reporting purposes, this amount is not recorded as a liability and is recognized as revenue.

(b) Difference in the recognition policy on housing benefits to the employees of the Company

      The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

      For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

      Under US GAAP, in addition to the recognition of the housing benefits provided by the Company on the above basis, the amount of housing benefits provided by HIPDC to the employees of the Company are also reflected as the Company's operating expenses using the same amortization policy. The corresponding amount is recorded as a capital contribution from HIPDC.

(c)   Capitalization of borrowing costs

      Under PRC GAAP, the capitalization of interest is limited to specific borrowings. No interest can be capitalized on general borrowings. In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings. Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings. An adjustment is made to reverse the capitalized interest on general borrowings net of the related depreciation on fixed assets.

(d)   Effect of acquisitions of entities under common control

      Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company.

      Under PRC GAAP, acquisitions of less than 100% owned power plants or companies are accounted for at cost. The excess of consideration over the book value of the net assets acquired is recorded as an Equity Investment Difference and is being amortized on a straight-line basis over a period of not more than 10 years. Acquisitions of wholly owned companies or 100% of all the assets and liabilities of a company or power plant are accounted for in a manner similar to the purchase method of accounting. Goodwill arising from these latter acquisitions is amortized on a straight-line basis over its estimated useful lives.

      Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:

      (i) 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July, 2002 from the Huaneng Group;

      (ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant in October, 2003 from the Huaneng Group; and

      (iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of Yingkou Power Plant in July, 2004 from HIPDC and/or from the Huaneng Group.

      Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill. Goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. Goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

      As the companies and power plants acquired were under the control of the Huaneng Group prior to their acquisitions by the Company and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(e) Effect of acquisitions of 40% equity interests in the Hanfeng Power Company, 30% additional equity interests in the Shidongkou I Power Plant, 5% additional equity interests in the Taicang Power Company and 44.16% equity interests in the Huaiyin Power Company

      On 1st July, 2002, the Company acquired 44.16% equity interests of the Huaiyin Power Company from the Huaneng Group. The Company also acquired 30% equity interests of the Shidongkou I Power Plant and 5% equity interests of the Taicang Power Company from the Huaneng Group on 31st December, 2002. On 1st July, 2004, the Company acquired 40% equity interests of the Hanfeng Power Company from the Huaneng Group.

      Under PRC GAAP, the excess of the total cost of the acquisition over the book value of the Taicang Power Company, the Huaiyin Power Company and the Hanfeng Power Company is recorded as an Equity Investment Difference. This Equity Investment Difference is amortized on a straight-line basis over 10 years. As the Company has acquired all the equity interest in the Shidongkou I Power Plant, the assets and liabilities of the Shidongkou I Power Plant are recorded at their fair values.

      Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of (i) the Shidongkou I Power Plant, the Taicang Power Company, the Huaiyin Power Company and (ii) the Hanfeng Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plants acquired is recorded as goodwill. Goodwill arising from the acquisition in (i) above is amortized on a systematic basis to income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets, while goodwill arising from the acquisition in (ii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

      Under US GAAP, upon completion of the above acquisitions, Huaneng Groupi|s proportionate share in the net assets of the Shidongkou I Power Plant, the Taicang Power Company, the Huaiyin Power Company and the Hanfeng Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(f)   Acquisition of Shandong Huaneng

      Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng"). Under PRC GAAP and IFRS, upon the completion of the Acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

      As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by the Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortizable assets whereas, for the US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net income under IFRS and US GAAP is different.

(g)   Reversal of Goodwill Amortization

      Under PRC GAAP goodwill is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses.

      Under IFRS, in accordance with IFRS 3, the accounting treatment of goodwill arising from acquisition for which the agreement date was before 31st March, 2004 is the same as that of PRC GAAP and subject to an impairment review whenever events or changes in circumstances indicated their carrying value may not be recoverable and annually if the estimated useful life exceed 20 years. Goodwill arising from an acquisition for which the agreement date is on or after 31st March, 2004 is not amortized and is subject to an impairment review annually and whenever an indication of impairment exists and carried at cost less accumulated impairment losses.

      Under US GAAP, in accordance with SFAS No.142 "Goodwill and Other Intangible Assets", goodwill arsing from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

(h)   Deferred Tax Impact

      This represents deferred tax effect on the GAAP differences where applicable.

The 2004 annual report of the Company and its subsidiaries containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of Hong Kong Limited's website in due course.